Exhibit 99.10
Ind AS Consolidated

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”), and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at March 31, 2025, the Condensed Consolidated Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements including a summary of the material accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with the Indian Accounting Standard 34 “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2025, its consolidated profit and its consolidated total comprehensive income for the three months and year ended on that date, its consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SAs”) specified under section 143 (10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed consolidated financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Responsibilities of Management and Board of Directors for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with Ind AS 34 and other accounting principles generally accepted in India. The respective Boards of Directors of the entities included in the Group are responsible for maintenance of the adequate accounting records for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their own respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of financial statements of such entities included in the interim condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We also communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: April 17, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCID3040

INFOSYS LIMITED AND SUBSIDIARIES Condensed Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2025

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Profit and Loss
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Goodwill and intangible assets
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Other liabilities
2.14 Provisions
2.15 Income taxes
2.16 Revenue from operations
2.17 Other income, net
2.18 Expenses
2.19 Leases
2.20 Earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.23 Segment reporting
2.24 Function wise classification of Condensed Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Condensed Consolidated Balance Sheets as at	Note No.	March 31, 2025	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	2.2	11,778	12,370
Right-of-use assets	2.19	6,311	6,552
Capital work-in-progress		814	293
Goodwill	2.3	10,106	7,303
Other intangible assets		2,766	1,397
Financial assets
Investments	2.4	11,059	11,708
Loans	2.5	16	34
Other financial assets	2.6	3,511	3,105
Deferred tax assets (net)		1,108	454
Income tax assets (net)		1,622	3,045
Other non-current assets	2.9	2,713	2,121
Total non-current assets		51,804	48,382
Current assets
Financial assets
Investments	2.4	12,482	12,915
Trade receivables	2.7	31,158	30,193
Cash and cash equivalents	2.8	24,455	14,786
Loans	2.5	249	248
Other financial assets	2.6	13,840	12,085
Income tax assets (net)		2,975	6,397
Other current assets	2.9	11,940	12,808
Total current assets		97,099	89,432
Total assets		148,903	137,814
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,073	2,071
Other equity		93,745	86,045
Total equity attributable to equity holders of the Company		95,818	88,116
Non-controlling interests		385	345
Total equity		96,203	88,461
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.19	5,772	6,400
Other financial liabilities	2.12	2,141	2,130
Deferred tax liabilities (net)		1,722	1,794
Other non-current liabilities	2.13	215	235
Total non-current liabilities		9,850	10,559
Current liabilities
Financial Liabilities
Lease liabilities	2.19	2,455	1,959
Trade payables		4,164	3,956
Other financial liabilities	2.12	18,138	16,959
Other current liabilities	2.13	11,765	10,539
Provisions	2.14	1,475	1,796
Income tax liabilities (net)		4,853	3,585
Total current liabilities		42,850	38,794
Total equity and liabilities		148,903	137,814

 The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

(In crore, except equity share and per equity share data)

Condensed Consolidated Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2025	2024	2025	2024
Revenue from operations	2.16	40,925	37,923	162,990	153,670
Other income, net	2.17	1,190	2,729	3,600	4,711
Total income		42,115	40,652	166,590	158,381
Expenses
Employee benefit expenses	2.18	22,015	20,393	85,950	82,620
Cost of technical sub-contractors		3,276	2,967	12,937	12,232
Travel expenses		520	471	1,894	1,759
Cost of software packages and others	2.18	3,899	3,687	15,911	13,515
Communication expenses		147	147	620	677
Consultancy and professional charges		301	489	1,655	1,726
Depreciation and amortization expenses		1,299	1,163	4,812	4,678
Finance cost		102	110	416	470
Other expenses	2.18	893	985	4,787	4,716
Total expenses		32,452	30,412	128,982	122,393
Profit before tax		9,663	10,240	37,608	35,988
Tax expenses:
Current tax	2.15	2,784	1,173	12,130	8,390
Deferred tax	2.15	(159)	1,092	(1,272)	1,350
Profit for the period		7,038	7,975	26,750	26,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(145)	26	(92)	120
Equity instruments through other comprehensive income, net		29	(12)	19	19
		(116)	14	(73)	139
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(56)	28	(24)	11
Exchange differences on translation of foreign operations		384	(231)	357	226
Fair value changes on investments, net		63	37	199	144
		391	(166)	532	381
Total other comprehensive income /(loss), net of tax		275	(152)	459	520
Total comprehensive income for the period		7,313	7,823	27,209	26,768
Profit attributable to:
Owners of the Company		7,033	7,969	26,713	26,233
Non-controlling interests		5	6	37	15
		7,038	7,975	26,750	26,248
Total comprehensive income attributable to:
Owners of the Company		7,304	7,821	27,167	26,754
Non-controlling interests		9	2	42	14
		7,313	7,823	27,209	26,768
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		16.98	19.25	64.50	63.39
Diluted ()		16.94	19.22	64.34	63.29
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.20	4,142,429,577	4,139,432,133	4,141,611,738	4,138,568,090
Diluted (in shares)	2.20	4,151,537,321	4,145,052,370	4,152,051,184	4,144,680,425

 The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital(1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2023	2,069	54	169	166	58,957	1,054	878	10,014	19	247	2,325	(5)	(540)	75,407	388	75,795
Changes in equity for the year ended March 31, 2024
Profit for the period	–	–	–	–	26,233	–	–	–	–	–	–	–	–	26,233	15	26,248
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	120	120	–	120
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	11	–	11	–	11
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	227	–	–	227	(1)	226
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	144	144	–	144
Total Comprehensive income for the period	–	–	–	–	26,233	–	–	–	–	19	227	11	264	26,754	14	26,768
Shares issued on exercise of employee stock options (Refer to Note 2.11)	2	–	–	3	–	–	–	–	–	–	–	–	–	5	–	5
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	639	–	–	–	–	–	–	639	–	639
Transferred on account of exercise of stock options (Refer to note 2.11)	–	–	–	447	–	–	(447)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	160	(160)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	3	–	–	–	–	–	–	3	–	3
Transfer to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–		–
Dividends (1)	–	–	–	–	(14,692)	–	–	–	–	–	–	–	–	(14,692)	–	(14,692)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Buyback of shares pertaining to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(18)	(18)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	867	–	–	(867)	–	–	–	–	–	–	–	–
Balance as at March 31, 2024	2,071	54	169	616	68,405	1,214	913	12,104	22	266	2,552	6	(276)	88,116	345	88,461

Condensed Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital(1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves(3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2024	2,071	54	169	616	68,405	1,214	913	12,104	22	266	2,552	6	(276)	88,116	345	88,461
Changes in equity for the year ended March 31, 2025
Profit for the period	–	–	–	–	26,713	–	–	–	–	–	–	–	–	26,713	37	26,750
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	–	(92)	(92)	–	(92)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)	–	(24)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	352	–	–	352	5	357
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	–	199	199	–	199
Total Comprehensive income for the period	–	–	–	–	26,713	–	–	–	–	19	352	(24)	107	27,167	42	27,209
Shares issued on exercise of employee stock options (Refer to Note 2.11)	2	–	–	4	–	–	–	–	–	–	–	–	–	6	–	6
Employee stock compensation expense (Refer to Note 2.11)	–	–	–	–	–	–	785	–	–	–	–	–	–	785	–	785
Transferred on account of exercise of stock options (Refer to Note 2.11)	–	–	–	471	–	–	(471)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	198	(198)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	39	–	–	–	–	–	–	39	–	39
Transfer to legal reserve	–	–	–	–	(2)	–	–	–	2	–	–	–	–	–	–	–
Dividends (1)	–	–	–	–	(20,295)	–	–	–	–	–	–	–	–	(20,295)	–	(20,295)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(74)	–	–	74	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	881	–	–	(881)	–	–	–	–	–	–	–	–
Balance as at March 31, 2025	2,073	54	169	1,091	78,627	1,412	1,068	8,298	24	285	2,904	(18)	(169)	95,818	385	96,203

*	Net of tax

(1)	Net of treasury shares

(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences.

The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2025	2024
Cash flow from operating activities
Profit for the period		26,750	26,248
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.15	10,858	9,740
Depreciation and amortization		4,812	4,678
Interest and dividend income		(2,570)	(2,067)
Finance cost		416	470
Impairment loss recognized / (reversed) under expected credit loss model		48	121
Exchange differences on translation of assets and liabilities, net		79	76
Stock compensation expense		802	652
Interest receivable on income tax refund		(327)	(1,934)
Provision for post sale client support		(110)	75
Other adjustments		833	1,464
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,769)	(2,667)
Loans, other financial assets and other assets		(1,024)	(1,172)
Trade payables		176	91
Other financial liabilities, other liabilities and provisions		2,322	(1,334)
Cash generated from operations		41,296	34,441
Income taxes paid		(5,602)	(9,231)
Net cash generated by operating activities		35,694	25,210
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,237)	(2,201)
Deposits placed with corporation		(1,225)	(847)
Redemption of deposits placed with Corporation		776	710
Interest and dividend received		2,040	1,768
Payment towards acquisition of business, net of cash acquired	2.1	(3,155)	–
Payment of contingent consideration pertaining to acquisition of business		–	(101)
Other receipts		10	128
Payments to acquire Investments
Tax free bonds and government bonds		(2)	–
Liquid mutual fund units		(73,048)	(66,191)
Certificates of deposit		(6,978)	(8,509)
Commercial Papers		(6,403)	(10,387)
Non-convertible debentures		(3,240)	(1,526)
Other Investments		(60)	(14)
Proceeds on sale of Investments
Tax free bonds and government bonds		109	150
Liquid mutual funds units		73,987	64,767
Certificates of deposit		6,688	9,205
Commercial Papers		7,735	6,479
Non-convertible debentures		2,591	1,230
Government securities		455	304
Equity and preference securities		–	26
Others		11	–
Net cash generated / (used in) from investing activities		(1,946)	(5,009)
Cash flows from financing activities
Payment of lease liabilities		(2,355)	(2,024)
Payment of dividends		(20,287)	(14,692)
Loan repayment of in-tech Holding GmbH (Refer to Note 2.1)		(985)	–
Payment of dividend to non-controlling interest of subsidiary		(2)	(39)
Payment towards buyback of shares pertaining to non controlling interest of subsidiary		–	(18)
Shares issued on exercise of employee stock options		6	5
Other payments		(538)	(736)
Net cash used in financing activities		(24,161)	(17,504)
Net increase / (decrease) in cash and cash equivalents		9,587	2,697
Effect of exchange rate changes on cash and cash equivalents		82	(84)
Cash and cash equivalents at the beginning of the period	2.8	14,786	12,173
Cash and cash equivalents at the end of the period	2.8	24,455	14,786
Supplementary information:
Restricted cash balance	2.8	424	348

 The accompanying notes form an integral part of the interim condensed consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants
Firm’s Registration No:
117366W/ W-100018

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

Overview and notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on April 17, 2025.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements are prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting , under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognised at the present value of defined benefit obligation less fair value of plan assets, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2024. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited interim condensed consolidated financial statements have been discussed in the respective notes.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the interim condensed consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the interim condensed consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.15).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Note 2.1 and 2.3.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to note 2.3).

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the interim condensed Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

InSemi

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	40	–	40
Intangible assets:
Customer related#	–	60	60
Brand #	–	13	13
Deferred tax liabilities on intangible assets	–	(18)	(18)
Total			95
Goodwill			103
Total purchase price			198

(1)	Includes cash and cash equivalents acquired of 41 crore.

#	The estimated useful life is around 1 year to 5 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of 198 crore includes cash of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was 33 crore.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is 32 crore as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and loss for the three months ended June 30, 2024.

in-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH wholly owned step down subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys’ engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets(1)	731	–	731
Liabilities	(364)	–	(364)
Intangible assets:
Customer related#	–	1,720	1,720
Brand#	–	147	147
Deferred tax liabilities on intangible assets	–	(511)	(511)
Goodwill	–	–	2,490
Loan	(985)		(985)
Total purchase price			3,228
Loan repayment			985
Total cash outflow			4,213
(1)	Includes cash and cash equivalents acquired of 197 crore.

#	The estimated useful life is around 6 years to 10 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of EUR 356 million (3,228 crore) comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Consolidated Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is 139 crore as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 4 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and loss for the quarter ended September 30, 2024.

Proposed acquisitions

On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately 527 crore) , excluding management incentives, and retention bonus, subject to customary closing adjustments.

On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million (approximately 308 crore) , excluding management incentives, and retention bonus , subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC.

2.2 Property, plant and equipment

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013
(2)	Includes Solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2025 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings(1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2025	1,432	11,716	3,459	1,608	8,734	2,371	1,451	48	30,819
Additions	47	5	11	31	697	12	40	–	843
Additions on Business Combinations (Refer to note 2.1)	–	–	–	–	–	–	–	–	–
Deletions**	–	(6)	(9)	(13)	(140)	(46)	(189)	–	(403)
Translation difference	–	6	–	2	15	3	5	–	31
Gross carrying value as at March 31, 2025	1,479	11,721	3,461	1,628	9,306	2,340	1,307	48	31,290
Accumulated depreciation as at January 1, 2025	–	(5,247)	(2,774)	(1,319)	(6,846)	(1,930)	(1,171)	(43)	(19,330)
Depreciation	–	(109)	(47)	(30)	(292)	(41)	(30)	–	(549)
Accumulated depreciation on deletions**	–	1	9	13	133	44	187	–	387
Translation difference	–	(3)	(1)	(1)	(8)	(2)	(5)	–	(20)
Accumulated depreciation as at March 31, 2025	–	(5,358)	(2,813)	(1,337)	(7,013)	(1,929)	(1,019)	(43)	(19,512)
Carrying value as at January 1, 2025	1,432	6,469	685	289	1,888	441	280	5	11,489
Carrying value as at March 31, 2025	1,479	6,363	648	291	2,293	411	288	5	11,778

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2024 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings(1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2024	1,432	11,498	3,305	1,510	8,497	2,308	1,456	45	30,051
Additions	–	287	140	33	345	54	35	–	894
Deletions*	–	–	(16)	(14)	(224)	(34)	(37)	–	(325)
Translation difference	–	(15)	(1)	(1)	(7)	(2)	(7)	–	(33)
Gross carrying value as at March 31, 2024	1,432	11,770	3,428	1,528	8,611	2,326	1,447	45	30,587
Accumulated depreciation as at January 1, 2024	–	(4,814)	(2,584)	(1,253)	(6,267)	(1,807)	(1,131)	(42)	(17,898)
Depreciation	–	(111)	(63)	(32)	(336)	(58)	(46)	–	(646)
Accumulated depreciation on deletions*	–	–	16	14	219	26	34	–	309
Translation difference	–	4	1	2	4	2	5	–	18
Accumulated depreciation as at March 31, 2024	–	(4,921)	(2,630)	(1,269)	(6,380)	(1,837)	(1,138)	(42)	(18,217)
Carrying value as at January 1, 2024	1,432	6,684	721	257	2,230	501	325	3	12,153
Carrying value as at March 31, 2024	1,432	6,849	798	259	2,231	489	309	3	12,370

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings(1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,432	11,770	3,428	1,528	8,611	2,326	1,447	45	30,587
Additions	47	43	63	139	1,317	93	139	2	1,843
Additions on Business Combinations (Refer to note 2.1)	–	1	–	11	6	23	–	2	43
Deletions**	–	(113)	(31)	(52)	(633)	(101)	(290)	(1)	(1,221)
Translation difference	–	20	1	2	5	(1)	11	–	38
Gross carrying value as at March 31, 2025	1,479	11,721	3,461	1,628	9,306	2,340	1,307	48	31,290
Accumulated depreciation as at April 1, 2024	–	(4,921)	(2,630)	(1,269)	(6,380)	(1,837)	(1,138)	(42)	(18,217)
Depreciation	–	(444)	(203)	(118)	(1,249)	(187)	(157)	(2)	(2,360)
Accumulated depreciation on deletions**	–	13	21	51	616	94	286	1	1,082
Translation difference	–	(6)	(1)	(1)	–	1	(10)	–	(17)
Accumulated depreciation as at March 31, 2025	–	(5,358)	(2,813)	(1,337)	(7,013)	(1,929)	(1,019)	(43)	(19,512)
Carrying value as at April 1, 2024	1,432	6,849	798	259	2,231	489	309	3	12,370
Carrying value as at March 31, 2025	1,479	6,363	648	291	2,293	411	288	5	11,778

**	During the three months and year ended March 31, 2025, certain assets which were not in use having gross book value of 113 crore (net book value: Nil) and 513 crore (net book value: Nil), respectively were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings(1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	1,431	11,562	3,302	1,482	8,519	2,303	1,445	45	30,089
Additions	1	300	193	106	931	121	108	1	1,761
Deletions*	–	(55)	(64)	(60)	(846)	(99)	(102)	(1)	(1,227)
Translation difference	–	(37)	(3)	–	7	1	(4)	–	(36)
Gross carrying value as at March 31, 2024	1,432	11,770	3,428	1,528	8,611	2,326	1,447	45	30,587
Accumulated depreciation as at April 1, 2023	–	(4,535)	(2,437)	(1,198)	(5,826)	(1,675)	(1,032)	(40)	(16,743)
Depreciation	–	(450)	(259)	(130)	(1,387)	(250)	(206)	(3)	(2,685)
Accumulated depreciation on deletions*	–	55	64	59	836	89	97	1	1,201
Translation difference	–	9	2	–	(3)	(1)	3	–	10
Accumulated depreciation as at March 31, 2024	–	(4,921)	(2,630)	(1,269)	(6,380)	(1,837)	(1,138)	(42)	(18,217)
Carrying value as at April 1, 2023	1,431	7,027	865	284	2,693	628	413	5	13,346
Carrying value as at March 31, 2024	1,432	6,849	798	259	2,231	489	309	3	12,370

*	During the three months and year ended March 31, 2024, certain assets which were not in use having gross book value of 181 crore (net book value: Nil) and 775 crore (net book value: Nil), respectively were retired.
(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income Tax Act was rejected and registration cancelled. IGF has filed an appeal against this order before Income Tax Appellate Tribunal.

2.3 GOODWILL AND OTHER INTANGIBLE ASSETS

2.3.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Carrying value at the beginning	7,303	7,248
Goodwill on acquisitions (Refer to note 2.1)	2,593	–
Translation differences	210	55
Carrying value at the end	10,106	7,303

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.3.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current Investments
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	167	91
Equity instruments	2	2
	169	93
Investments carried at fair value through profit or loss
Target maturity fund units	465	431
Equity and Preference securities	25	–
Others (1)	196	198
	686	629
Quoted
Investments carried at amortized cost
Government bonds	16	28
Tax free bonds	1,465	1,731
	1,481	1,759
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,320	2,217
Equity securities	57	113
Government securities	5,346	6,897
	8,723	9,227
Total non-current investments	11,059	11,708
Current Investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,957	2,615
	1,957	2,615
Investments carried at fair value through other comprehensive income
Commercial Paper	3,641	4,830
Certificates of deposit	3,504	3,043
	7,145	7,873
Quoted
Investments carried at amortized cost
Government bonds	15	–
Tax free bonds	154	–
	169	–
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,549	1,962
Government securities	1,662	465
	3,211	2,427
Total current investments	12,482	12,915
Total investments	23,541	24,623
Aggregate amount of quoted investments	13,584	13,413
Market value of quoted investments (including interest accrued), current	3,369	2,428
Market value of quoted investments (including interest accrued), non current	10,392	11,201
Aggregate amount of unquoted investments	9,957	11,210
Investments carried at amortized cost	1,650	1,759
Investments carried at fair value through other comprehensive income	19,248	19,620
Investments carried at fair value through profit or loss	2,643	3,244
(1)	Uncalled capital commitments outstanding as at March 31, 2025 and March 31, 2024 was 122 crore and 79 crore, respectively.

Refer to Note 2.10 for Accounting policies on Financial Instruments.

Method of fair valuation:

(In crore)

	Method	Fair value as at
		March 31, 2025	March 31, 2024
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	1,957	2,615
Target maturity fund units - carried at fair value through profit or loss	Quoted price	465	431
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	1,812	1,973
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,869	4,179
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	7,008	7,362
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	3,641	4,830
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	3,504	3,043
Quoted Equity securities - carried at fair value through other comprehensive income	Quoted price	57	113
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	169	93
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	196	198
Total		23,703	24,837

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	16	34
	16	34
Loans credit impaired - Unsecured
Other loans
Loans to employees	3	2
Less: Allowance for credit impairment	(3)	(2)
	–	–
Total non-current loans	16	34
Current
Loans considered good - Unsecured
Other loans
Loans to employees	249	248
Total current loans	249	248
Total loans	265	282

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non Current
Security deposits (1)	273	259
Unbilled revenues (1)#	2,031	1,677
Restricted deposits (1)*	82	47
Net investment in sublease(1)	1,106	1,114
Others (1)	19	8
Total non-current other financial assets	3,511	3,105
Current
Security deposits (1)	65	75
Restricted deposits (1)*	2,949	2,535
Unbilled revenues (1)#	8,183	7,923
Interest accrued but not due (1)	842	537
Foreign currency forward and options contracts (2) (3)	192	84
Net investment in sublease(1)	1,139	710
Others (1)	470	221
Total current other financial assets	13,840	12,085
Total other financial assets	17,351	15,190
(1) Financial assets carried at amortized cost	17,159	15,106
(2) Financial assets carried at fair value through other comprehensive income	28	23
(3) Financial assets carried at fair value through profit or loss	164	61
*	Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.
#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Trade Receivable considered good - Unsecured	31,670	30,713
Less: Allowance for expected credit loss	512	520
Trade Receivable considered good - Unsecured	31,158	30,193
Trade Receivable - credit impaired - Unsecured	206	196
Less: Allowance for credit impairment	206	196
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables	31,158	30,193

2.8 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balances with banks
In current and deposit accounts	24,455	14,786
Cash on hand	-	–
Total cash and cash equivalents	24,455	14,786
Balances with banks in unpaid dividend accounts	45	37
Deposit with more than 12 months maturity	75	57

Cash and cash equivalents as at March 31, 2025 and March 31, 2024 include restricted cash and bank balances of 424 crore and 348 crore respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Capital advances	208	155
Advances other than capital advances
Others
Withholding taxes and others	534	673
Unbilled revenues #	201	103
Defined benefit plan assets	297	31
Prepaid expenses	282	343
Deferred Contract Cost
Cost of obtaining a contract	312	129
Cost of fulfillment	879	687
Total non-current other assets	2,713	2,121
Current
Advances other than capital advances
Payment to vendors for supply of goods	413	356
Others
Unbilled revenues #	4,668	4,845
Withholding taxes and others	2,841	3,540
Prepaid expenses	3,080	3,329
Deferred Contract Cost
Cost of obtaining a contract	343	200
Cost of fulfillment	504	358
Other receivables	91	180
Total current other assets	11,940	12,808
Total other assets	14,653	14,929

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.10 FINANCIAL INSTRUMENTS

Accounting policy

2.10.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the interim condensed Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the interim condensed Consolidated Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2025 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	24,455	–	–	–	–	24,455	24,455
Investments (Refer to Note 2.4)
Equity and preference securities	–	25	–	226	–	251	251
Tax free bonds and government bonds	1,650	–	–	–	–	1,650	1,812(1)
Liquid mutual fund units	–	–	1,957	–	–	1,957	1,957
Target maturity fund units	–	–	465	–	–	465	465
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government securities	–	–	–	–	7,008	7,008	7,008
Certificates of deposit	–	–	–	–	3,504	3,504	3,504
Commercial paper	–	–	–	–	3,641	3,641	3,641
Other investments	–	–	196	–	–	196	196
Trade receivables (Refer to Note 2.7)	31,158	–	–	–	–	31,158	31,158
Loans (Refer to Note 2.5)	265	–	–	–	–	265	265
Other financials assets (Refer to Note 2.6)(3)	17,159	–	164	–	28	17,351	17,271(2)
Total	74,687	25	2,782	226	19,050	96,770	96,852
Liabilities:
Trade payables	4,164	–	–	–	–	4,164	4,164
Lease liabilities (Refer to Note 2.19)	8,227	–	–	–	–	8,227	8,227
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	667	–	–	667	667
Other financial liabilities (Refer to Note 2.12)	16,511	–	61	–	33	16,605	16,605
Total	28,902	–	728	–	33	29,663	29,663
(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.8)	14,786	–	–	–	–	14,786	14,786
Investments (Refer to Note 2.4)
Equity and preference securities	–	–	–	206	–	206	206
Tax free bonds and government bonds	1,759	–	–	–	–	1,759	1,973(1)
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Target maturity fund units	–	–	431	–	–	431	431
Non convertible debentures	–	–	–	–	4,179	4,179	4,179
Government securities	–	–	–	–	7,362	7,362	7,362
Commercial paper	–	–	–	–	4,830	4,830	4,830
Certificates of deposit	–	–	–	–	3,043	3,043	3,043
Other investments	–	–	198	–	–	198	198
Trade receivables (Refer to Note 2.7)	30,193	–	–	–	–	30,193	30,193
Loans (Refer to Note 2.5)	282	–	–	–	–	282	282
Other financials assets (Refer to Note 2.6)(3)	15,106	–	61	–	23	15,190	15,106(2)
Total	62,126	–	3,305	206	19,437	85,074	85,204
Liabilities:
Trade payables	3,956	–	–	–	–	3,956	3,956
Lease liabilities (Refer to Note 2.19)	8,359	–	–	–	–	8,359	8,359
Financial Liability under option arrangements (Refer to Note 2.12)	–	–	597	–	–	597	597
Other financial liabilities (Refer to Note 2.12)	15,750	–	30	–	1	15,781	15,781
Total	28,065	–	627	–	1	28,693	28,693
(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 is as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in liquid mutual fund units	1,957	1,957	–	–
Investments in target maturity fund units	465	465	–	–
Investments in tax free bonds	1,781	1,227	554	–
Investments in government bonds	31	31	–	–
Investments in non convertible debentures	4,869	4,869	–	–
Investment in government securities	7,008	6,972	36	–
Investments in equity instruments	59	57	–	2
Investments in preference securities	192	–	–	192
Investments in commercial paper	3,641	–	3,641	–
Investments in certificates of deposit	3,504	–	3,504	–
Other investments	196	–	–	196
Others
Derivative financial instruments - gain (Refer to Note 2.6)	192	–	192	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.12)	63	–	63	–
Financial liability under option arrangements (Refer to Note 2.12) (1)	667	–	–	667
Liability towards contingent consideration (Refer to Note 2.12)(2)	31	–	–	31
(1)	Discount rate ranges from 9% to 15%

(2)	Discount rate - 6%

During the year ended March 31, 2025, government securities and non convertible debentures of 297 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, non convertible debentures and tax free bonds of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.4)
Investments in liquid mutual fund units	2,615	2,615	–	–
Investments in target maturity fund units	431	431	–	–
Investments in tax free bonds	1,944	1,944	–	–
Investments in government bonds	29	29	–	–
Investments in non convertible debentures	4,179	3,922	257	–
Investment in government securities	7,362	7,289	73	–
Investments in equity instruments	115	113	–	2
Investments in preference securities	91	–	–	91
Investments in commercial paper	4,830	–	4,830	–
Investments in certificates of deposit	3,043	–	3,043	–
Other investments	198	–	–	198
Others
Derivative financial instruments - gain (Refer to Note 2.6)	84	–	84	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.12)	31	–	31	–
Financial liability under option arrangements (Refer to Note 2.12) (1)	597	–	–	597
(1)	Discount rate ranges from 9% to 15%

During the year ended March 31, 2024, government securities , non convertible debentures and tax free bonds of 2,143 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, government securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the interim condensed Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,073	2,071
414,36,07,528 (413,99,50,635) equity shares fully paid-up(2)
	2,073	2,071

Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.20 for details of basic and diluted shares
(2)	Net of treasury shares 96,55,927 (1,09,16,829)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2025 and March 31, 2024 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2025		As at March 31, 2024
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	413,99,50,635	2,071	413,63,87,925	2,069
Add: Shares issued on exercise of employee stock options	36,56,893	2	35,62,710	2
As at the end of the period	414,36,07,528	2,073	413,99,50,635	2,071

Capital allocation policy

Effective fiscal 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Interim dividend for fiscal 2025	–	–	21.00	–
Special dividend for fiscal 2024	–	–	8.00	–
Final dividend for fiscal 2024	–	–	20.00	–
Interim dividend for fiscal 2024	–	–	–	18.00
Final dividend for fiscal 2023	–	–	–	17.50

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of 20,295 crore (excluding dividend paid on treasury shares)

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2025. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 25, 2025 and if approved, would result in a net cash outflow of approximately 9,116 crore (excluding dividend paid on treasury shares).

Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 96,55,927 and 1,09,16,829 shares as at March 31, 2025 and March 31, 2024, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2025 and March 31, 2024.

The following is the summary of grants made during the three months and year ended March 31, 2025 and March 31, 2024:

Particulars	2019 Plan				2015 Plan
	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024	2025	2024	2025	2024
Equity Settled RSUs
Key Management Personnel (KMP)	49,000	26,900	119,699	141,171	85,674	77,094	380,842	498,730
Employees other than KMP	3,617,798	3,582,471	3,624,646	4,046,731	1,722,470	3,442,700	1,874,690	4,640,640
Total Grants	3,666,798	3,609,371	3,744,345	4,187,902	1,808,144	3,519,794	2,255,532	5,139,370
Cash settled RSU
Key Management Personnel (KMP)	–	–	–	–	–	–	–	–
Employees other than KMP	–	–	–	–	94,050	169,040	94,050	176,990
	–	–	–	–	94,050	169,040	94,050	176,990
Total Grants	3,666,798	3,609,371	3,744,345	4,187,902	1,902,194	3,688,834	2,349,582	5,316,360

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

-	245,679 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

-	14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

-	35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 01, 2022.

Under the 2019 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance based RSU’s were granted effective May 2, 2024.

Other KMP

Under the 2015 plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years.

Under the 2019 plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 49,000 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Granted to:
KMP	18	17	70	68
Employees other than KMP	180	208	732	584
Total (1)	198	225	802	652
(1) Cash-settled stock compensation expense included in the above	3	4	17	13

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU
Weighted average share price () / ($ ADS)	1,808	21.44	1,588	19.19
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,555	18.20	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Accrued compensation to employees (1)	12	7
Accrued expenses (1)	1,890	1,779
Compensated absences	99	89
Financial liability under option arrangements (2) #	115	98
Payable for acquisition of business - Contingent consideration (2)	20	–
Other Payables (1)(4)	5	157
Total non-current other financial liabilities	2,141	2,130
Current
Unpaid dividends (1)	45	37
Others
Accrued compensation to employees (1)	4,924	4,454
Accrued expenses (1)	8,467	8,224
Payable for acquisition of business - Contingent consideration (2)	11	–
Payable by controlled trusts (1)	173	211
Compensated absences	2,908	2,622
Financial liability under option arrangements (2) #	552	499
Foreign currency forward and options contracts (2) (3)	63	31
Capital creditors (1)	520	310
Other payables (1)(4)	475	571
Total current other financial liabilities	18,138	16,959
Total other financial liabilities	20,279	19,089
(1) Financial liability carried at amortized cost	16,511	15,750
(2) Financial liability carried at fair value through profit or loss	728	627
(3) Financial liability carried at fair value through other comprehensive income	33	1
Financial liability under option arrangements on an undiscounted basis	761	690
Financial liability towards contingent consideration on an undiscounted basis	33	–
(4)	The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. As at March 31, 2025 and March 31, 2024, the financial liability pertaining to such arrangements amounts to 67 crore and 372 crore, respectively.

#	Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.13 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Accrued defined benefit liability	115	159
Others	100	76
Total non-current other liabilities	215	235
Current
Unearned revenue	8,492	7,341
Others
Withholding taxes and others	3,256	3,185
Accrued defined benefit liability	6	5
Others	11	8
Total current other liabilities	11,765	10,539
Total other liabilities	11,980	10,774

2.14 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Others
Post-sales client support and others	1,325	1,796
Other provisions pertaining to settlement (refer to note 2.21.2)	150	–
Total provisions	1,475	1,796

Provision for post-sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of profit and loss.

2.15 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Current taxes	2,784	1,173	12,130	8,390
Deferred taxes	(159)	1,092	(1,272)	1,350
Income tax expense	2,625	2,265	10,858	9,740

Income tax expense for the three months ended March 31, 2025 and March 31, 2024 includes reversals (net of provisions) of 117 crore and 871 crore, respectively. Income tax expense for the year ended March 31, 2025 and March 31, 2024 includes provisions (net of reversals) of 132 crore and reversals (net of provisions) of 937 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the quarter ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 327 crore was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

Deferred income tax for the three months and year ended March 31, 2025 and March 31, 2024 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.16 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operation for the three months and year ended March 31, 2025 and March 31, 2024 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Revenue from software services	38,999	36,064	155,395	145,285
Revenue from products and platforms	1,926	1,859	7,595	8,385
Total revenue from operations	40,925	37,923	162,990	153,670

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.23). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the three months and year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Revenues by Geography*
North America	23,344	22,606	94,397	92,411
Europe	12,771	10,861	48,595	42,267
India	1,206	833	5,014	3,881
Rest of the world	3,604	3,623	14,984	15,111
Total	40,925	37,923	162,990	153,670
*	Geographical revenue is based on the domicile of customer

The percentage of revenue from fixed-price contracts for the quarter ended March 31, 2025 and March 31, 2024 is 54% and 54%, respectively. The percentage of revenue from fixed-price contracts for the year ended March 31, 2025 and March 31, 2024 is 54% and 53%, respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Condensed Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Condensed Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Interest income on financial assets carried at amortized cost
Tax free bonds and Government bonds	30	31	122	131
Deposit with Bank and others	386	222	1,401	929
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	305	318	1047	1007
Income on investments carried at fair value through profit or loss
Gain / (loss) on liquid mutual funds and other investments	54	88	287	285
Income on investments carried at fair value through other comprehensive income	–	–	2	–
Income on investments carried at amortized cost
Gain/(loss) on tax free bond	4	–	4	–
Interest on income tax refund	328	1,916	343	1,965
Exchange gains / (losses) on forward and options contracts	(70)	190	(205)	100
Exchange gains / (losses) on translation of other assets and liabilities	180	(123)	464	87
Miscellaneous income, net	(27)	87	135	207
Total other income	1,190	2,729	3,600	4,711

2.18 EXPENSES

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Employee benefit expenses
Salaries including bonus	21,059	19,527	82,232	79,315
Contribution to provident and other funds	599	529	2,338	2,213
Share based payments to employees (Refer to Note 2.11)	198	225	802	652
Staff welfare	159	112	578	440
	22,015	20,393	85,950	82,620
Cost of software packages and others
For own use	655	555	2,467	2,145
Third party items bought for service delivery to clients	3,244	3132	13,444	11,370
	3,899	3,687	15,911	13,515
Other expenses
Repairs and maintenance	322	316	1,320	1,278
Power and fuel	50	49	222	199
Brand and marketing	344	285	1,223	1,007
Rates and taxes	77	84	346	326
Consumables	66	47	227	170
Insurance	73	53	301	210
Provision for post-sales client support and others	(228)	-129	(110)	75
Commission to non-whole time directors	5	5	18	16
Impairment loss recognized / (reversed) under expected credit loss model	(53)	-98	48	121
Contributions towards Corporate Social Responsibility	92	182	585	533
Others	145	191	607	781
	893	985	4,787	4,716

2.19 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether:

(1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of January 1, 2025	601	3,339	24	2,381	6,345
Additions*	–	284	2	370	656
Deletions	–	(104)	–	(192)	(296)
Depreciation	(1)	(180)	(3)	(223)	(407)
Translation difference	–	9	1	3	13
Balance as of March 31, 2025	600	3,348	24	2,339	6,311
*	Net of adjustments on account of modifications.

Following are the changes in the carrying value of right-of-use assets for the three months ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of January 1, 2024	607	3,527	18	2,740	6,892
Additions*	–	61	2	376	439
Deletions	–	(92)	–	(215)	(307)
Impairment	–	–	–	–	–
Depreciation	(2)	(185)	(2)	(234)	(423)
Translation difference	–	(13)	(1)	(35)	(49)
Balance as of March 31, 2024	605	3,298	17	2,632	6,552
*	Net of adjustments on account of modifications

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2024	605	3,298	17	2,632	6,552
Additions*	–	816	13	1,306	2,135
Addition due to Business Combination (Refer to Note 2.1)	–	155	5	–	160
Deletions	–	(236)	(6)	(652)	(894)
Depreciation	(6)	(714)	(11)	(965)	(1,696)
Translation difference	1	29	6	18	54
Balance as of March 31, 2025	600	3,348	24	2,339	6,311
*	Net of adjustments on account of modifications.

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2023	623	3,896	15	2,348	6,882
Additions*	–	394	12	1,872	2,278
Deletions	(10)	(181)	(1)	(755)	(947)
Impairment	–	(88)	–	–	(88)
Depreciation	(6)	(728)	(10)	(851)	(1,595)
Translation difference	(2)	5	1	18	22
Balance as of March 31, 2024	605	3,298	17	2,632	6,552
*	Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current lease liabilities	2,455	1,959
Non-current lease liabilities	5,772	6,400
Total	8,227	8,359

2.20 EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.21.1 Contingent liability

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	2,953	3,583
[Amount paid to statutory authorities 4,207 crore (8,754 crore)]
(1)	As at March 31, 2025 and March 31, 2024, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 1,933 crore and 2,794 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 4,199 crore and 8,743 crore as at March 31, 2025 and March 31, 2024, respectively.

2.21.2 Legal Proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. The agreed terms are subject to finalization of the terms of the settlement agreement, and preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability.
McCamish has recorded an accrual of $17.5 million (approximately 150 crore) related to the settlement. McCamish has recognized an insurance reimbursement receivable of $17 million (approximately 145 crore) which has been offset against the settlement expense of $17.5 million (approximately 150 crore) in the Statement of Profit and Loss. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Others

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.21.4 Commitments

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(1)	935	780
Other commitments*	122	79
(1)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.
*	Uncalled capital pertaining to investments

2.22 RELATED PARTY TRANSACTIONS

Refer Note 2.20 "Related party transactions" in the Company’s 2024 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2025, the following are the changes in the subsidiaries:

  Danske IT and Support Services India Private Limited renamed as IDUNN Information Technology Private Limited
  On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited.
  Infosys Services (Thailand) Limited, a Wholly-owned subsidiary of Infosys Limited was incorporated on July 26, 2024.
  Infy tech SAS, a Wholly-owned subsidiary of Infosys Singapore Pte Limited was incorporated on July 03, 2024.
  On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Beijing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
  On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE ,Germany
  Skava systems Private Limited, a wholly-owned subsidiary of Infosys ltd has been liquidated effective November 14, 2024 in-tech Automotive Engineering de. R L de. C V, a wholly-owned subsidiary of in-tech GmbH is under liquidation.
  Friedrich Wagner Holding Inc, a wholly-owned subsidiary of in-tech GmbH is under liquidation.
  in-tech Services LLC, a wholly-owned subsidiary of Friedrich Wagner Holding Inc has been liquidated effective November 30, 2024 in-tech Automotive Engineering LLC, a wholly-owned subsidiary of Friedrich Wagner Holding Inc has been liquidated effective November 30, 2024
  Infosys Consulting S.r.l. (Romania) renamed as Infosys Romania S.r.l.
  Kaleidoscope Animations, a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025
  Blue Acorn iCi Inc, a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025
  WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
  Outbox systems Inc. dba Simplus (US), a wholly-owned subsidiary of Infosys Nova Holdings LLC merged into Infosys Nova Holdings LLC effective January 1, 2025 in-tech Holding GmbH, a wholly-owned subsidiary of Infosys Singapore Pte. Limited merged into in-tech GmbH effective January 1, 2025
  Friedrich & Wagner Asia Pacific GmbH, a wholly-owned subsidiary of in-tech GmbH merged into in-tech GmbH effective January 1, 2025
  Infosys Limited SPC, a Wholly-owned subsidiary of Infosys Limited was incorporated on December 12, 2024.
  Infosys BPM Netherlands B.V., a Wholly-owned subsidiary of Infosys BPM Limited was incorporated on March 20, 2025.

Change in key management personnel

The following are the changes in the key management personnel:

Executive Officers:

-	Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers (1)(2)	33	30	118	113
Commission and other benefits to non-executive/independent directors	5	5	19	17
Total	38	35	137	130
(1)	Total employee stock compensation expense for the three months ended March 31, 2025 and March 31, 2024 includes a charge of 18 crore and 17 crore, respectively, towards key management personnel. For the year ended March 31, 2025 and March 31, 2024 includes a charge of 70 crore and 68 crore, respectively, towards key management personnel. (Refer to Note 2.11)

(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

2.23 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

Business Segments

Three months ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	11,614	5,440	4,798	5,308	6,527	3,397	2,765	1,076	40,925
	10,010	5,429	4,666	5,068	5,589	3,316	2,762	1,083	37,923
Identifiable operating expenses	6,665	2,736	3,074	2,771	4,182	2,005	1,639	613	23,685
	6,042	2,591	3,033	2,717	3,656	1,995	1,639	652	22,325
Allocated expenses	2,001	1,064	888	960	1,149	597	509	198	7,366
	2,027	974	823	920	852	518	491	209	6,814
Segment operating income	2,948	1,640	836	1,577	1,196	795	617	265	9,874
	1,941	1,864	810	1,431	1,081	803	632	222	8,784
Unallocable expenses									1,299
									1,163
Other income, net									1,190
									2,729
Finance cost									102
									110
Profit before tax									9,663
									10,240
Income tax expense									2,625
									2,265
Net Profit									7,038
									7,975
Depreciation and amortization									1,299
									1,163
Non-cash expenses other than depreciation and amortization									–
									–

Year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	45,175	22,059	19,108	21,710	25,207	13,090	11,831	4,810	162,990
	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	153,670
Identifiable operating expenses	25,871	10,931	12,420	11,882	16,167	7,592	7,166	2,986	95,015
	24,782	11,704	11,071	10,838	14,596	7,232	6,716	2,938	89,877
Allocated expenses	8,205	3,995	3,347	3,731	4,184	2,278	2,002	997	28,739
	8,052	3,918	3,232	3,674	3,505	2,026	1,901	1,060	27,368
Segment operating income	11,099	7,133	3,341	6,097	4,856	3,220	2,663	827	39,236
	9,324	6,882	3,688	5,523	4,197	3,153	2,898	760	36,425
Unallocable expenses									4,812
									4,678
Other income, net									3,600
									4,711
Finance cost									416
									470
Profit before tax									37,608
									35,988
Income tax expense									10,858
									9,740
Net Profit									26,750
									26,248
Depreciation and amortization expense									4,812
									4,678
Non-cash expenses other than depreciation and amortization									–
									–
(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the three months and year ended March 31, 2025 and March 31, 2024, respectively.

2.24 FUNCTION WISE CLASSIFICATION OF CONDENSED CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Three months ended March 31,		Year ended March 31,
		2025	2024	2025	2024
Revenue from operations	2.16	40,925	37,923	162,990	153,670
Cost of Sales*		28,575	26,748	113,347	107,413
Gross profit		12,350	11,175	49,643	46,257
Operating expenses
Selling and marketing expenses		1,957	1,735	7,587	6,973
General and administration expenses		1,818	1,819	7,632	7,537
Total operating expenses		3,775	3,554	15,219	14,510
Operating profit		8,575	7,621	34,424	31,747
Other income, net	2.17	1,190	2,729	3,600	4,711
Finance cost		102	110	416	470
Profit before tax		9,663	10,240	37,608	35,988
Tax expense:
Current tax	2.15	2,784	1,173	12,130	8,390
Deferred tax	2.15	(159)	1,092	(1,272)	1,350
Profit for the period		7,038	7,975	26,750	26,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(145)	26	(92)	120
Equity instruments through other comprehensive income, net		29	(12)	19	19
		(116)	14	(73)	139
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(56)	28	(24)	11
Exchange differences on translation of foreign operations, net		384	(231)	357	226
Fair value changes on investments, net		63	37	199	144
		391	(166)	532	381
Total other comprehensive income / (loss), net of tax		275	(152)	459	520
Total comprehensive income for the period		7,313	7,823	27,209	26,768
Profit attributable to:
Owners of the Company		7,033	7,969	26,713	26,233
Non-controlling interests		5	6	37	15
		7,038	7,975	26,750	26,248
Total comprehensive income attributable to:
Owners of the Company		7,304	7,821	27,167	26,754
Non-controlling interests		9	2	42	14
		7,313	7,823	27,209	26,768
*	During the three months ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized 188 crore as the excess of carrying value over the estimated recoverable value for the three months ended March 31, 2025 as part of depreciation and amortization expenses.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the accompanying consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”) which comprise the Consolidated Balance Sheet as at March 31, 2025, and the Consolidated Statement of Profit and Loss (including Other Comprehensive Income), the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and notes to the financial statements, including a summary of material accounting policies and other explanatory information (hereinafter referred to as the “Consolidated Financial Statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid Consolidated Financial Statements, give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act, (“Ind AS”) and other accounting principles generally accepted in India, of the consolidated state of affairs of the Group as at March 31, 2025 and their consolidated profit, their consolidated total comprehensive income, their consolidated changes in equity and their consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the Consolidated Financial Statements in accordance with the Standards on Auditing (“SAs”) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the Consolidated Financial Statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the Consolidated Financial Statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the Consolidated Financial Statements of the current period. These matters were addressed in the context of our audit of the Consolidated Financial Statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition

The Group’s contracts with customers include contracts with

products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before it is transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.18 to the Consolidated Financial Statements.

Principal Audit Procedures Performed included the following:

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•       We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•        We selected a sample of contracts with customers and performed the following procedures:

–     Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–     Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.18 to the Consolidated Financial Statements.

Principal Audit Procedures Performed included the following:

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•       We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•       We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–     Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–     Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–     Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the preparation of the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility and Sustainability Report, Corporate Governance and Shareholder’s Information, but does not include the Consolidated Financial Statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the Consolidated Financial Statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the Consolidated Financial Statements, our responsibility is to read the other information, consider whether the other information is materially inconsistent with the Consolidated Financial Statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Board of Directors for the Consolidated Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation and presentation of these Consolidated Financial Statements that give a true and fair view of the consolidated financial position, consolidated financial performance including other comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with the accounting principles generally accepted in India, including Ind AS specified under section 133 of the Act. The respective Boards of Directors/Trustees of the entities included in the Group are responsible for maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error, which have been used for the purpose of preparation of the Consolidated Financial Statements by the Directors of the Company, as aforesaid.

In preparing the Consolidated Financial Statements, the respective Boards of Directors/Trustees of the entities included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or have no realistic alternative but to do so.

The respective Boards of Directors/Trustees of the entities included in the Group are also responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the Consolidated Financial Statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these Consolidated Financial Statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company and its subsidiary companies which are companies incorporated in India, has adequate internal financial controls with reference to Consolidated Financial Statements in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the Consolidated Financial Statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the Consolidated Financial Statements, including the disclosures, and whether the Consolidated Financial Statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the Consolidated Financial Statements.

Materiality is the magnitude of misstatements in the Consolidated Financial Statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the Consolidated Financial Statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the Consolidated Financial Statements.

We communicate with those charged with governance of the Company and such other entities included in the Consolidated Financial Statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal financial controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the Consolidated Financial Statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit of the aforesaid Consolidated Financial Statements.

b)	In our opinion, proper books of account as required by law relating to preparation of the aforesaid Consolidated Financial Statements have been kept by the Group, including relevant records so far as it appears from our examination of those books.

c)	The Consolidated Balance Sheet, the Consolidated Statement of Profit and Loss including Other Comprehensive Income, Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows dealt with by this Report are in agreement with the relevant books of account maintained for the purpose of preparation of the Consolidated Financial Statements.

d)	In our opinion, the aforesaid Consolidated Financial Statements comply with the Ind AS specified under section 133 of the Act.

e)	On the basis of the written representations received from the directors of the Company as on March 31, 2025 taken on record by the Board of Directors of the Company and the reports of the statutory auditors of its subsidiary companies incorporated in India, none of the directors of the Group companies incorporated in India is disqualified as on March 31, 2025 from being appointed as a director in terms of Section 164 (2) of the Act.

f)	With respect to the adequacy of the internal financial controls with reference to Consolidated Financial Statements and the operating effectiveness of such controls, refer to our separate Report in “Annexure A” which is based on the auditors’ reports of the Company and its subsidiary companies incorporated in India. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of internal financial controls with reference to Consolidated Financial Statements of those companies.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended, in our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended in our opinion and to the best of our information and according to the explanations given to us:

i)	The Consolidated Financial Statements disclose the impact of pending litigations on the consolidated financial position of the Group. Refer Note 2.24 to the Consolidated Financial Statements.

ii)	The Group has made provision as required under applicable law or accounting standards for material foreseeable losses. Refer Note 2.16 to the Consolidated Financial Statements. The Group did not have any long-term derivative contracts.

iii)	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company and its subsidiary companies incorporated in India.

iv)	(a) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company or any of such subsidiaries to or in any other person or entity, outside the Group, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company or any of such subsidiaries (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(b) The respective Managements of the Company and its subsidiaries which are companies incorporated in India, whose financial statements have been audited under the Act, have represented to us that, to the best of their knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company or any of such subsidiaries from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company or any of such subsidiaries shall, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances performed by us on the Company and its subsidiaries which are companies incorporated in India whose financial statements have been audited under the Act, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v)	As stated in Note 2.12.3 to the Consolidated Financial Statements

a.	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

b.	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

c.	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

vi)      Based on our examination which included test checks, performed by us on the Company and its subsidiaries incorporated in India, except for the instances mentioned below, have used accounting software systems for maintaining their respective books of account for the financial year ended March 31, 2025 which have the feature of recording audit trail (edit log) facility and the same has operated throughout the year for all relevant transactions recorded in the software systems. Further, during the course of audit, we have not come across any instance of the audit trail feature being tampered with. Additionally, the audit trail has been preserved by the Parent Company and above referred subsidiary companies incorporated in India as per the statutory requirements for record retention.

The financial statements of five subsidiaries that are not material to the Consolidated Financial Statements of the Group, have not been audited under the provisions of the Act as of the date of this report. Therefore, we are unable to comment on the reporting requirement under Rule 11 (g) of the Companies (Audit and Auditors) Rules, 2014 in respect of these five subsidiaries.

2.	With respect to the matters specified in paragraphs 3(xxi) and 4 of the Companies (Auditor’s Report) Order, 2020 (the “Order”/ “CARO”) issued by the Central Government in terms of Section 143(11) of the Act, to be included in the Auditor’s report, according to the information and explanations given to us, and based on the Auditor’s Reports on the financial statements of Company and its subsidiaries as at and for the year ended March 31, 2025, included in the Consolidated Financial Statements of the Group, we report in respect of those companies where audits have been completed under section 143 of the Act, we have not reported any qualifications or adverse remarks. In respect of the following company included in the consolidated financial statements of the Company, whose audit under section 143 of the Act has not yet been completed, the CARO report as applicable in respect of this subsidiary is not available.

Name of the Company	CIN	Relationship
Idunn Information Technology Private Limited (formerly known as Danske IT and Support Services India Private Limited)	U74900KA2012PTC063260	Subsidiary
InSemi Technology Services Private Limited	U72200KA2013PTC069109	Subsidiary
Elbrus Labs Private Limited	U72200DL2018PTC339939	Subsidiary
in-tech Group India Private Limited	U72900KL2022FTC076055	Subsidiary

Place: Bengaluru Date: April 17, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIT9174

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls with reference to Consolidated Financial Statements under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

In conjunction with our audit of the Consolidated Financial Statements of the Company as of and for the year ended March 31, 2025, we have audited the internal financial controls with reference to Consolidated Financial Statements of INFOSYS LIMITED (hereinafter referred to as the “Company”) and its subsidiary companies, which are companies incorporated in India, as of that date.

Management’s and Board of Directors’ Responsibilities for Internal Financial Controls

The respective Company’s management and Boards of Directors of the Company and its subsidiary companies, which are companies incorporated in India, are responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the respective Companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to the respective company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India, based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the Institute of Chartered Accountants of India (“ICAI”) and the Standards on Auditing, prescribed under Section 143(10) of the Act, to the extent applicable to an audit of internal financial controls with reference to Consolidated Financial Statements. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls with reference to Consolidated Financial Statements was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls with reference to Consolidated Financial Statements and their operating effectiveness. Our audit of internal financial controls with reference to Consolidated Financial Statements included obtaining an understanding of internal financial controls with reference to Consolidated Financial Statements, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the internal financial controls with reference to Consolidated Financial Statements of the Company and its subsidiary companies, which are companies incorporated in India.

Meaning of Internal Financial Controls with reference to Consolidated Financial Statements

A company's internal financial control with reference to Consolidated Financial Statements is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control with reference to Consolidated Financial Statements includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls with reference to Consolidated Financial Statements

Because of the inherent limitations of internal financial controls with reference to Consolidated Financial Statements, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls with reference to Consolidated Financial Statements to future periods are subject to the risk that the internal financial control with reference to Consolidated Financial Statements may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the Company and its subsidiary companies, which are companies incorporated in India, have, in all material respects, an adequate internal financial controls system with reference to Consolidated Financial Statements and such internal financial controls with reference to Consolidated Financial Statements were operating effectively as at March 31, 2025, based on the criteria for internal financial control with reference to Consolidated Financial Statements established by the respective companies considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

Place: Bengaluru Date: April 17, 2025	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Vikas Bagaria Partner (Membership No.060408) UDIN: 25060408BMOCIT9174

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2025

Index
Consolidated Balance Sheet
Consolidated Statement of Profit and Loss
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the consolidated financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
2. Notes to the consolidated financial statements
2.1 Business Combinations
2.2 Property, plant and equipment
2.3 Capital work-in-progress
2.4 Goodwill and intangible assets
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade Payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Leases
2.22 Employee benefits
2.23 Earnings per equity share
2.24 Contingent liabilities and commitments
2.25 Related party transactions
2.26 Segment reporting
2.27 Function wise classification of Consolidated Statement of Profit and Loss

INFOSYS LIMITED AND SUBSIDIARIES

(In crore )

Consolidated Balance Sheets as at	Note No.	March 31, 2025	March 31, 2024
ASSETS
Non-current assets
Property, plant and equipment	2.2	11,778	12,370
Right-of-use assets	2.21	6,311	6,552
Capital work-in-progress	2.3	814	293
Goodwill	2.4.1 and 2.1	10,106	7,303
Other intangible assets	2.4.2	2,766	1,397
Financial assets
Investments	2.5	11,059	11,708
Loans	2.6	16	34
Other financial assets	2.7	3,511	3,105
Deferred tax assets (net)	2.17	1,108	454
Income tax assets (net)	2.17	1,622	3,045
Other non-current assets	2.10	2,713	2,121
Total non-current assets		51,804	48,382
Current assets
Financial assets
Investments	2.5	12,482	12,915
Trade receivables	2.8	31,158	30,193
Cash and cash equivalents	2.9	24,455	14,786
Loans	2.6	249	248
Other financial assets	2.7	13,840	12,085
Income tax assets (net)	2.17	2,975	6,397
Other current assets	2.10	11,940	12,808
Total current assets		97,099	89,432
Total assets		148,903	137,814
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,073	2,071
Other equity		93,745	86,045
Total equity attributable to equity holders of the Company		95,818	88,116
Non-controlling interests		385	345
Total equity		96,203	88,461
Liabilities
Non-current liabilities
Financial Liabilities
Lease liabilities	2.21	5,772	6,400
Other financial liabilities	2.13	2,141	2,130
Deferred tax liabilities (net)	2.17	1,722	1,794
Other non-current liabilities	2.15	215	235
Total non-current liabilities		9,850	10,559
Current liabilities
Financial Liabilities
Lease liabilities	2.21	2,455	1,959
Trade payables	2.14	4,164	3,956
Other financial liabilities	2.13	18,138	16,959
Other current liabilities	2.15	11,765	10,539
Provisions	2.16	1,475	1,796
Income tax liabilities (net)	2.17	4,853	3,585
Total current liabilities		42,850	38,794
Total equity and liabilities		148,903	137,814

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018			for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

(In crore, except equity share and per equity share data)

Consolidated Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2025	2024
Revenue from operations	2.18	162,990	153,670
Other income, net	2.19	3,600	4,711
Total income		166,590	158,381
Expenses
Employee benefit expenses	2.22	85,950	82,620
Cost of technical sub-contractors		12,937	12,232
Travel expenses		1,894	1,759
Cost of software packages and others	2.20	15,911	13,515
Communication expenses		620	677
Consultancy and professional charges		1,655	1,726
Depreciation and amortization expenses	2.2, 2.4.2 and 2.21	4,812	4,678
Finance cost		416	470
Other expenses	2.20	4,787	4,716
Total expenses		128,982	122,393
Profit before tax		37,608	35,988
Tax expense:
Current tax	2.17	12,130	8,390
Deferred tax	2.17	(1,272)	1,350
Profit for the period		26,750	26,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.22	(92)	120
Equity instruments through other comprehensive income, net	2.5	19	19
		(73)	139
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(24)	11
Exchange differences on translation of foreign operations		357	226
Fair value changes on investments, net	2.5	199	144
		532	381
Total other comprehensive income /(loss), net of tax		459	520
Total comprehensive income for the period		27,209	26,768
Profit attributable to:
Owners of the Company		26,713	26,233
Non-controlling interests		37	15
		26,750	26,248
Total comprehensive income attributable to:
Owners of the Company		27,167	26,754
Non-controlling interests		42	14
		27,209	26,768
Earnings per equity share
Equity shares of par value 5/- each
Basic ()	2.23	64.50	63.39
Diluted ()	2.23	64.34	63.29
Weighted average equity shares used in computing earnings per equity share
Basic (in shares)	2.23	4,141,611,738	4,138,568,090
Diluted (in shares)	2.23	4,152,051,184	4,144,680,425

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018			for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Changes in Equity

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2023	2,069	54	169	166	58,957	1,054	878	10,014	19	247	2,325	(5)	(540)	75,407	388	75,795
Changes in equity for the year ended March 31, 2024
Profit for the period	–	–	–	–	26,233	–	–	–	–	–	–	–	–	26,233	15	26,248
Remeasurement of the net defined benefit liability/asset, net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	120	120	–	120
Equity instruments through other comprehensive income, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	11	–	11	–	11
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	227	–	–	227	(1)	226
Fair value changes on investments, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	144	144	–	144
Total Comprehensive income for the period	–	–	–	–	26,233	–	–	–	–	19	227	11	264	26,754	14	26,768
Shares issued on exercise of employee stock options (Refer to Note 2.12)	2	–	–	3	–	–	–	–	–	–	–	–	–	5	–	5
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	639	–	–	–	–	–	–	639	–	639
Transferred on account of exercise of stock options (Refer to note 2.12)	–	–	–	447	–	–	(447)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	160	(160)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	3	–	–	–	–	–	–	3	–	3
Transfer to legal reserve	–	–	–	–	(3)	–	–	–	3	–	–	–	–	–		–
Dividends (1)	–	–	–	–	(14,692)	–	–	–	–	–	–	–	–	(14,692)	–	(14,692)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Buyback of shares pertaining to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(18)	(18)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(2,957)	–	–	2,957	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	867	–	–	(867)	–	–	–	–	–	–	–	–
Balance as at March 31, 2024	2,071	54	169	616	68,405	1,214	913	12,104	22	266	2,552	6	(276)	88,116	345	88,461

Consolidated Statement of Changes in Equity (contd.)

(In crore)

Particulars		OTHER EQUITY
		Reserves & Surplus								Other comprehensive income
	Equity Share capital (1)	Capital reserve	Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (2)	Other reserves (3)	Equity instruments through other comprehensive income	Exchange differences on translating the financial statements of a foreign operation	Effective portion of Cash Flow Hedges	Other items of other comprehensive income / (loss)	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2024	2,071	54	169	616	68,405	1,214	913	12,104	22	266	2,552	6	(276)	88,116	345	88,461
Changes in equity for the year ended March 31, 2025
Profit for the period	–	–	–	–	26,713	–	–	–	–	–	–	–	–	26,713	37	26,750
Remeasurement of the net defined benefit liability/asset, net* (Refer to Note 2.22)	–	–	–	–	–	–	–	–	–	–	–	–	(92)	(92)	–	(92)
Equity instruments through other comprehensive income, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	19	–	–	–	19	–	19
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to Note 2.11)	–	–	–	–	–	–	–	–	–	–	–	(24)	–	(24)	–	(24)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	–	–	–	–	352	–	–	352	5	357
Fair value changes on investments, net* (Refer to Notes 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	–	199	199	–	199
Total Comprehensive income for the period	–	–	–	–	26,713	–	–	–	–	19	352	(24)	107	27,167	42	27,209
Shares issued on exercise of employee stock options (Refer to Note 2.12)	2	–	–	4	–	–	–	–	–	–	–	–	–	6	–	6
Employee stock compensation expense (Refer to Note 2.12)	–	–	–	–	–	–	785	–	–	–	–	–	–	785	–	785
Transferred on account of exercise of stock options (Refer to Note 2.12)	–	–	–	471	–	–	(471)	–	–	–	–	–	–	–	–	–
Transferred on account of options not exercised	–	–	–	–	–	198	(198)	–	–	–	–	–	–	–	–	–
Income tax benefit arising on exercise of stock options	–	–	–	–	–	–	39	–	–	–	–	–	–	39	–	39
Transfer to legal reserve	–	–	–	–	(2)	–	–	–	2	–	–	–	–	–	–	–
Dividends (1)	–	–	–	–	(20,295)	–	–	–	–	–	–	–	–	(20,295)	–	(20,295)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	–	–	–	–	–	(2)	(2)
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	(74)	–	–	74	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve to retained earnings	–	–	–	–	2,999	–	–	(2,999)	–	–	–	–	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	881	–	–	(881)	–	–	–	–	–	–	–	–
Balance as at March 31, 2025	2,073	54	169	1,091	78,627	1,412	1,068	8,298	24	285	2,904	(18)	(169)	95,818	385	96,203

*	Net of tax
(1)	Net of treasury shares
(2)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(3)	Under the Swiss Code of Obligation, few subsidiaries of Infosys Consulting are required to appropriate a certain percentage of the annual profit to legal reserve which may be used only to cover losses or for measures designed to sustain the Company through difficult times, to prevent unemployment or to mitigate its consequences
The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018			for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Statement of Cash Flows

Accounting policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2025	2024
Cash flow from operating activities
Profit for the year		26,750	26,248
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	2.17	10,858	9,740
Depreciation and amortization	2.2, 2.4.2 and 2.21	4,812	4,678
Interest and dividend income	2.19	(2,570)	(2,067)
Finance cost		416	470
Impairment loss recognized / (reversed) under expected credit loss model		48	121
Exchange differences on translation of assets and liabilities, net		79	76
Stock compensation expense	2.12	802	652
Interest receivable on income tax refund		(327)	(1,934)
Provision for post sale client support		(110)	75
Other adjustments		833	1,464
Changes in assets and liabilities
Trade receivables and unbilled revenue		(1,769)	(2,667)
Loans, other financial assets and other assets		(1,024)	(1,172)
Trade payables		176	91
Other financial liabilities, other liabilities and provisions		2,322	(1,334)
Cash generated from operations		41,296	34,441
Income taxes paid		(5,602)	(9,231)
Net cash generated by operating activities		35,694	25,210
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles		(2,237)	(2,201)
Deposits placed with corporation		(1,225)	(847)
Redemption of deposits placed with Corporation		776	710
Interest and dividend received		2,040	1,768
Payment towards acquisition of business, net of cash acquired	2.1	(3,155)	–
Payment of contingent consideration pertaining to acquisition of business		–	(101)
Other receipts		10	128
Payments to acquire investments
Tax free bonds and government bonds		(2)	–
Liquid mutual fund units		(73,048)	(66,191)
Certificates of deposit		(6,978)	(8,509)
Commercial papers		(6,403)	(10,387)
Non-convertible debentures		(3,240)	(1,526)
Other investments		(60)	(14)
Proceeds on sale of investments
Tax free bonds and government bonds		109	150
Liquid mutual funds units		73,987	64,767
Certificates of deposit		6,688	9,205
Commercial papers		7,735	6,479
Non-convertible debentures		2,591	1,230
Government securities		455	304
Equity and preference securities		–	26
Other investments		11	–
Net cash used in from investing activities		(1,946)	(5,009)
Cash flows from financing activities
Payment of lease liabilities		(2,355)	(2,024)
Payment of dividends		(20,287)	(14,692)
Loan repayment of in-tech Holding GmbH (Refer to Note 2.1)		(985)	–
Payment of dividend to non-controlling interest of subsidiary		(2)	(39)
Payment towards buyback of shares pertaining to non controlling interest of subsidiary		–	(18)
Shares issued on exercise of employee stock options		6	5
Other payments		(538)	(736)
Net cash used in financing activities		(24,161)	(17,504)
Net increase / (decrease) in cash and cash equivalents		9,587	2,697
Effect of exchange rate changes on cash and cash equivalents		82	(84)
Cash and cash equivalents at the beginning of the period	2.9	14,786	12,173
Cash and cash equivalents at the end of the period	2.9	24,455	14,786
Supplementary information:
Restricted cash balance	2.9	424	348

The accompanying notes form an integral part of the consolidated financial statements

As per our report of even date attached for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018			for and on behalf of the Board of Directors of Infosys Limited

Vikas Bagaria Partner Membership No. 060408	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918

INFOSYS LIMITED AND SUBSIDIARIES

Overview and notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is hereinafter referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics city, Hosur Road, Bengaluru 560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are approved for issue by the Company's Board of Directors on April 17, 2025.

1.2 Basis of preparation of financial statements

These consolidated financial statements are prepared in accordance with the provisions of the Companies Act, 2013 (''the Act''), guidelines issued by the Securities and Exchange Board of India (SEBI) and Indian Accounting Standard (Ind AS) under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values and defined benefit liability/(asset) which is recognized at the present value of defined benefit obligation less fair value of plan assets. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued thereafter.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use. The material accounting policy information used in preparation of the audited consolidated financial statements have been discussed in the respective notes.

As the year-end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

Refer to Note 2.25 for the list of subsidiaries and controlled trusts of the Company

1.4 Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with Ind AS requires the Management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgements are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgment.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgment and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid / recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, the Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (Refer to Notes 2.17).

c. Business combinations and intangible assets

Business combinations are accounted for using Ind AS 103, Business Combinations. Ind AS 103 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. These valuations are conducted by external valuation experts. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by the Management (Refer to Note 2.1 and 2.4.2).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by the Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to Note 2.2).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to note 2.4.1).

2. Notes to the Consolidated Financial Statements

2.1 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of Ind AS 103, Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Consolidated Statement of Profit and Loss.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is accounted for at carrying value of the assets acquired and liabilities assumed in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Acquisition

InSemi

On May 10, 2024, Infosys Ltd acquired 100% voting interests in InSemi Technology Services Private Limited, a semiconductor design services company headquartered in India. This acquisition is expected to strengthen our expertise in semiconductor ecosystem and Engineering R&D services.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	40	–	40
Intangible assets:
Customer related	–	60	60
Brand	–	13	13
Deferred tax liabilities on intangible assets	–	(18)	(18)
Total			95
Goodwill			103
Total purchase price			198

(1)	Includes cash and cash equivalents acquired of 41 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of 198 crore includes cash of 168 crore and contingent consideration with an estimated fair value of 30 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 5.9%. The undiscounted value of contingent consideration as of March 31, 2025 was 33 crore.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over three years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is 32 crore as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and loss for the three months ended June 30, 2024.

in-tech Holding GmbH

On July 17, 2024, Infosys Germany GmbH a wholly owned step down subsidiary of Infosys Limited acquired 100% voting interests in in-tech Holding GmbH, a leading provider of engineering R&D services headquartered in Germany. This acquisition is expected to strengthen Infosys’ engineering R&D capabilities and reaffirms its continued commitment to global clients to navigate their digital engineering journey.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Assets(1)	731	–	731
Liabilities	(364)	–	(364)
Intangible assets:
Customer related	–	1,720	1,720
Brand	–	147	147
Deferred tax liabilities on intangible assets	–	(511)	(511)
Goodwill	–	–	2,490
Loan	(985)		(985)
Total purchase price			3,228
Loan repayment			985
Total cash outflow			4,213

(1)	Includes cash and cash equivalents acquired of 197 crore.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The total purchase consideration of EUR 356 million (3,228 crore) comprises the cash consideration paid to selling shareholders at the acquisition date.

Additionally, this acquisition has retention bonus and management incentive payable to the employees of the acquiree over two to five years, subject to their continuous employment with the Group and achievement of financial targets for the respective years. Bonus and incentives are recognized in employee benefit expenses in the Statement of Profit and loss over the period of service.

Fair value of trade receivables acquired is 139 crore as of acquisition date and as of March 31, 2025 the amounts are substantially collected.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred. The transaction costs of 4 crore related to the acquisition have been included under administrative expenses in the Consolidated Statement of Profit and loss for the quarter ended September 30, 2024.

Proposed acquisitions

On April 17, 2025, Infosys Singapore Pte Ltd., a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the equity share capital of The Missing Link, a leading Cybersecurity service provider headquartered in Australia, for a consideration including earn-outs amounting up to AUD 98 million (approximately 527 crore) , excluding management incentives, and retention bonus, subject to customary closing adjustments.

On April 17, 2025, Infosys Nova Holdings LLC, a wholly-owned step down subsidiary of Infosys Limited, entered into a definitive agreement to acquire 100% of the partnership interests of MRE Consulting Ltd, a leading Energy Consulting company, headquartered in USA, for a consideration including earn-outs amounting up to $36 million (approximately 308 crore) , excluding management incentives, and retention bonus , subject to customary closing adjustments. To consummate this transaction, Infosys Nova Holdings LLC has simultaneously incorporated an entity Infosys Energy Consulting Services LLC.

2.2 PROPERTY, PLANT AND EQUIPMENT

Accounting policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings (1)	22-25 years
Plant and machinery (1)(2)	5 years
Office equipment	5 years
Computer equipment (1)	3-5 years
Furniture and fixtures (1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the Management believes that the useful lives as given above best represent the period over which the Management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013
(2)	Includes Solar plant with a useful life of 25 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years. 4

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2025 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2024	1,432	11,770	3,428	1,528	8,611	2,326	1,447	45	30,587
Additions	47	43	63	139	1,317	93	139	2	1,843
Additions on Business Combinations (Refer to note 2.1)	–	1	–	11	6	23	–	2	43
Deletions**	–	(113)	(31)	(52)	(633)	(101)	(290)	(1)	(1,221)
Translation difference	–	20	1	2	5	(1)	11	–	38
Gross carrying value as at March 31, 2025	1,479	11,721	3,461	1,628	9,306	2,340	1,307	48	31,290
Accumulated depreciation as at April 1, 2024	–	(4,921)	(2,630)	(1,269)	(6,380)	(1,837)	(1,138)	(42)	(18,217)
Depreciation	–	(444)	(203)	(118)	(1,249)	(187)	(157)	(2)	(2,360)
Accumulated depreciation on deletions**	–	13	21	51	616	94	286	1	1,082
Translation difference	–	(6)	(1)	(1)	–	1	(10)	–	(17)
Accumulated depreciation as at March 31, 2025	–	(5,358)	(2,813)	(1,337)	(7,013)	(1,929)	(1,019)	(43)	(19,512)
Carrying value as at April 1, 2024	1,432	6,849	798	259	2,231	489	309	3	12,370
Carrying value as at March 31, 2025	1,479	6,363	648	291	2,293	411	288	5	11,778

**	During the year ended March 31, 2025, certain assets which were not in use having gross book value of 513 crore (net book value: Nil) were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2024 are as follows:

(In crore)

Particulars	Land - Freehold	Buildings (1)	Plant and machinery	Office Equipment	Computer equipment	Furniture and fixtures	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2023	1,431	11,562	3,302	1,482	8,519	2,303	1,445	45	30,089
Additions	1	300	193	106	931	121	108	1	1,761
Deletions*	–	(55)	(64)	(60)	(846)	(99)	(102)	(1)	(1,227)
Translation difference	–	(37)	(3)	–	7	1	(4)	–	(36)
Gross carrying value as at March 31, 2024	1,432	11,770	3,428	1,528	8,611	2,326	1,447	45	30,587
Accumulated depreciation as at April 1, 2023	–	(4,535)	(2,437)	(1,198)	(5,826)	(1,675)	(1,032)	(40)	(16,743)
Depreciation	–	(450)	(259)	(130)	(1,387)	(250)	(206)	(3)	(2,685)
Accumulated depreciation on deletions*	–	55	64	59	836	89	97	1	1,201
Translation difference	–	9	2	–	(3)	(1)	3	–	10
Accumulated depreciation as at March 31, 2024	–	(4,921)	(2,630)	(1,269)	(6,380)	(1,837)	(1,138)	(42)	(18,217)
Carrying value as at April 1, 2023	1,431	7,027	865	284	2,693	628	413	5	13,346
Carrying value as at March 31, 2024	1,432	6,849	798	259	2,231	489	309	3	12,370

*	During the year ended March 31, 2024, certain assets which were not in use having gross book value of 775 crore (net book value: Nil) were retired.

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

The aggregate depreciation has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Repairs and maintenance costs are recognized in the Consolidated Statement of Profit and Loss when incurred.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets installed prior to January 2021. Towards this the Company had incorporated a subsidiary ‘Infosys Green Forum’ (IGF) under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company had completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable. During March 31, 2024, the application filed by IGF for registration u/s.12AB of the Income Tax Act was rejected and registration cancelled. IGF has filed an appeal against this order before Income Tax Appellate Tribunal.

2.3 CAPITAL WORK-IN-PROGRESS

The changes in capital work-in-progress for the year ended March 31, 2025 and March 31, 2024 are as follows:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balance at the beginning	293	288
Additions during the year	2,316	1,764
Capitalised during the year	(1,796)	(1,760)
Translation difference	1	1
Balance at the end	814	293

Capital work-in-progress ageing schedule for the year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	576	204	22	12	814
	259	22	1	11	293
Total Capital work-in-progress	576	204	22	12	814
	259	22	1	11	293

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2025 and March 31, 2024:

(In crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
NO-SZ-SDB	256	–	–	–	256
	–	–	–	–	–
Total Capital work-in-progress*	256	–	–	–	256
	–	–	–	–	–
*	There are no subsidiaries in the group having more than 10% of the total capital work in progress.

2.4 GOODWILL AND OTHER INTANGIBLE ASSETS

2.4.1 Goodwill

Accounting policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized in capital reserve. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Carrying value at the beginning	7,303	7,248
Goodwill on acquisitions (Refer to note 2.1)	2,593	–
Translation differences	210	55
Carrying value at the end	10,106	7,303

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGUs or groups of CGUs.

The allocation of goodwill to operating segments as at March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Segment	As at
	March 31, 2025	March 31, 2024
Financial services	1,510	1,476
Retail	961	939
Communication	691	675
Energy, Utilities, Resources and Services	1,337	1,160
Manufacturing	2,986	578
Life Sciences	975	951
	8,460	5,779
Operating segments without significant goodwill	650	552
Total	9,110	6,331

The goodwill pertaining to Panaya amounting to 996 crore and 972 crore as at March 31, 2025 and March 31, 2024, respectively is tested for impairment at the entity level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2025	March 31, 2024
Long term growth rate	7-10	7-10
Operating margins	19-21	19-21
Discount rate	13	13

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2025, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.4.2 Intangible Assets

Accounting policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances) and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labor, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Consolidated Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Consolidated Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of acquired intangible assets for the year ended March 31, 2025 are as follows :

 (In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2024	2,512	1,110	1	349	782	4,754
Additions	–	143	–	–	–	143
Acquisition through business combination (Refer to Note 2.1)	1,780	–	–	160	–	1,940
Deletions	–	–	–	–	–	–
Translation difference	91	27	–	10	19	147
Gross carrying value as at March 31, 2025	4,383	1,280	1	519	801	6,984
Accumulated amortization as at April 1, 2024	(1,800)	(765)	(1)	(235)	(556)	(3,357)
Amortization expense#	(530)	(87)	–	(50)	(110)	(777)
Deletions	–	–	–	–	–	–
Translation differences	(47)	(17)	–	(6)	(14)	(84)
Accumulated amortization as at March 31, 2025	(2,377)	(869)	(1)	(291)	(680)	(4,218)
Carrying value as at April 1, 2024	712	345	–	114	226	1,397
Carrying value as at March 31, 2025	2,006	411	–	228	121	2,766
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-9	1-4	–	1-6	1-3
*	Majorly includes intangibles related to vendor relationships
#	During the quarter ended March 31, 2025, a decline in the revenue estimates led to the carrying value of the customer related intangibles assets recognized on business combination exceeding the estimated recoverable amount. Consequently, the Company has recognized 188 crore as the excess of carrying value over the estimated recoverable value for the quarter ended March 31, 2025.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2024:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2023	2,507	1,031	1	346	774	4,659
Additions	–	79	–	–	–	79
Deletions	–	(2)	–	–	–	(2)
Translation difference	5	2	–	3	8	18
Gross carrying value as at March 31, 2024	2,512	1,110	1	349	782	4,754
Accumulated amortization as at April 1, 2023	(1,600)	(688)	(1)	(195)	(426)	(2,910)
Amortization expense	(194)	(75)	–	(38)	(125)	(432)
Deletions	–	2	–		–	2
Translation differences	(6)	(4)	–	(2)	(5)	(17)
Accumulated amortization as at March 31, 2024	(1,800)	(765)	(1)	(235)	(556)	(3,357)
Carrying value as at April 1, 2023	907	343	–	151	348	1,749
Carrying value as at March 31, 2024	712	345	–	114	226	1,397
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-10	1-5	–	1-6	1-4
*	Majorly includes intangibles related to vendor relationships

The amortization expense has been included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

Research and Development Expenditure

Research and development expense recognized in the Consolidated Statement of Profit and Loss for the year ended March 31, 2025 and March 31, 2024 was 1,296 crore and 1,118 crore respectively.

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current Investments
Unquoted
Investments carried at fair value through other comprehensive income
Preference securities	167	91
Equity instruments	2	2
	169	93
Investments carried at fair value through profit or loss
Target maturity fund units	465	431
Equity and Preference securities	25	–
Others (1)	196	198
	686	629
Quoted
Investments carried at amortized cost
Government bonds	16	28
Tax free bonds	1,465	1,731
	1,481	1,759
Investments carried at fair value through other comprehensive income
Non convertible debentures	3,320	2,217
Equity securities	57	113
Government securities	5,346	6,897
	8,723	9,227
Total non-current investments	11,059	11,708
Current Investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,957	2,615
	1,957	2,615
Investments carried at fair value through other comprehensive income
Commercial Paper	3,641	4,830
Certificates of deposit	3,504	3,043
	7,145	7,873
Quoted
Investments carried at amortized cost
Government bonds	15	–
Tax free bonds	154	–
	169	–
Investments carried at fair value through other comprehensive income
Non convertible debentures	1,549	1,962
Government securities	1,662	465
	3,211	2,427
Total current investments	12,482	12,915
Total investments	23,541	24,623
Aggregate amount of quoted investments	13,584	13,413
Market value of quoted investments (including interest accrued), current	3,369	2,428
Market value of quoted investments (including interest accrued), non current	10,392	11,201
Aggregate amount of unquoted investments	9,957	11,210
Investments carried at amortized cost	1,650	1,759
Investments carried at fair value through other comprehensive income	19,248	19,620
Investments carried at fair value through profit or loss	2,643	3,244
(1)	Uncalled capital commitments outstanding as at March 31, 2025 and March 31, 2024 was 122 crore and 79 crore, respectively.

Refer to Note 2.11 for Accounting policies on Financial Instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Year ended March 31, 2025			Year ended March 31, 2024
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	54	(6)	48	62	5	67
Commercial Paper	3	(1)	2	–	–	–
Certificates of deposit	3	(1)	2	(1)	–	(1)
Government securities	162	(15)	147	98	(20)	78
Equity and preference securities	20	(1)	19	10	9	19

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2025	March 31, 2024
Liquid mutual fund units - carried at fair value through profit or loss	Quoted price	1,957	2,615
Target maturity fund units - carried at fair value through profit or loss	Quoted price	465	431
Tax free bonds and government bonds - carried at amortized cost	Quoted price and market observable inputs	1,812	1,973
Non-convertible debentures - carried at fair value through other comprehensive income	Quoted price and market observable inputs	4,869	4,179
Government securities - carried at fair value through other comprehensive income	Quoted price and market observable inputs	7,008	7,362
Commercial Papers - carried at fair value through other comprehensive income	Market observable inputs	3,641	4,830
Certificates of deposit - carried at fair value through other comprehensive income	Market observable inputs	3,504	3,043
Quoted Equity securities - carried at fair value through other comprehensive income	Quoted price	57	113
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	25	–
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	169	93
Others - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	196	198
Total		23,703	24,837

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Details of investments

The details of investments in preference, equity and other instruments at March 31, 2025 and March 31, 2024 are as follows:

(In crore, except otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Preference securities
Investments carried at fair value through other comprehensive income
Airviz, Inc.	-	-
2,89,695 (2,89,695) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop, Inc.	129	60
1,10,59,340 (1,10,59,340) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	38	31
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Investments carried at fair value through profit or loss
Galaxeye Space Solutions Private Limited	17	–
1,210 (Nil) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
4Basecare Precision Health Private Limited	8	–
18,850 (Nil) Series A compulsorily convertible cumulative Preference shares of 1/- each, fully paid up
Total investment in preference securities	192	91
Equity Instruments
Investments carried at fair value through other comprehensive income
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Limited	57	113
16,47,314 (16,47,314) equity shares at 10/-, fully paid up
Investments carried at fair value through profit or loss
Galaxeye Space Solutions Private Limited	–	–
10 (Nil) equity shares at 1,36,080/- each, fully paid up, par value 10/- each
Total investment in equity instruments	59	115
Others - Investments carried at fair value through profit or loss
Stellaris Venture Partners India	53	84
UVC Fonds IV GmbH & Co. KG	1	–
The House Fund II, L.P.	102	107
The House Fund III, L.P.	32	7
Yali Deeptech Fund I	8	–
Total investment in others	196	198
Total	447	404

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non Current
Loans considered good - Unsecured
Other loans
Loans to employees	16	34
	16	34
Loans credit impaired - Unsecured
Other loans
Loans to employees	3	2
Less: Allowance for credit impairment	(3)	(2)
	–	–
Total non-current loans	16	34
Current
Loans considered good - Unsecured
Other loans
Loans to employees	249	248
Total current loans	249	248
Total loans	265	282

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non Current
Security deposits (1)	273	259
Unbilled revenues (1)#	2,031	1,677
Restricted deposits (1)*	82	47
Net investment in lease(1) (Refer to note 2.21)	1,106	1,114
Others (1)	19	8
Total non-current other financial assets	3,511	3,105
Current
Security deposits (1)	65	75
Restricted deposits (1)*	2,949	2,535
Unbilled revenues (1)#	8,183	7,923
Interest accrued but not due (1)	842	537
Foreign currency forward and options contracts (2) (3)	192	84
Net investment in lease(1) (Refer to note 2.21)	1,139	710
Others (1)	470	221
Total current other financial assets	13,840	12,085
Total other financial assets	17,351	15,190
(1) Financial assets carried at amortized cost	17,159	15,106
(2) Financial assets carried at fair value through other comprehensive income	28	23
(3) Financial assets carried at fair value through profit or loss	164	61

*	Restricted deposits represent deposits with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8  TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Trade Receivable considered good - Unsecured	31,670	30,713
Less: Allowance for expected credit loss	512	520
Trade Receivable considered good - Unsecured	31,158	30,193
Trade Receivable - credit impaired - Unsecured	206	196
Less: Allowance for credit impairment	206	196
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables	31,158	30,193

Trade receivables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade receivables – considered good	23,696	7,505	202	223	44	–	31,670
	22,572	7,402	319	414	2	4	30,713
Undisputed Trade receivables – credit impaired	–	5	4	6	6	113	134
	3	15	7	6	4	106	141
Disputed Trade receivables – considered good	–	–	–	–	–	–	–
	–	–	–	–	–	–	–
Disputed Trade receivables – credit impaired	–	–	–	43	28	1	72
	–	1	21	26	2	5	55
	23,696	7,510	206	272	78	114	31,876
	22,575	7,418	347	446	8	115	30,909
Less: Allowance for credit loss							718
							716
Total Trade Receivables							31,158
							30,193

2.9 CASH AND CASH EQUIVALENTS

 (In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Balances with banks
In current and deposit accounts	24,455	14,786
Cash on hand	–	–
Total cash and cash equivalents	24,455	14,786
Balances with banks in unpaid dividend accounts	45	37
Deposit with more than 12 months maturity	75	57

Cash and cash equivalents as at March 31, 2025 and March 31, 2024 include restricted cash and bank balances of 424 crore and 348 crore respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Capital advances	208	155
Advances other than capital advances
Others
Withholding taxes and others	534	673
Unbilled revenues #	201	103
Defined benefit plan assets	297	31
Prepaid expenses	282	343
Deferred Contract Cost
Cost of obtaining a contract	312	129
Cost of fulfillment	879	687
Total non-current other assets	2,713	2,121
Current
Advances other than capital advances
Payment to vendors for supply of goods	413	356
Others
Unbilled revenues #	4,668	4,845
Withholding taxes and others	2,841	3,540
Prepaid expenses	3,080	3,329
Deferred Contract Cost
Cost of obtaining a contract	343	200
Cost of fulfillment	504	358
Other receivables	91	180
Total current other assets	11,940	12,808
Total other assets	14,653	14,929

#	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Withholding taxes and others primarily consist of input tax credits and VAT recoverable from tax authorities.

2.11 FINANCIAL INSTRUMENTS

Accounting policy

2.11.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.11.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for certain investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Consolidated Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

Primarily, the Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Consolidated Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the Consolidated Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, option pricing model, market multiples, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximates fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, ECLs are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.The amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment loss or gain in Consolidated Statement of Profit and Loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2025 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.9)	24,455	–	–	–	–	24,455	24,455
Investments (Refer to Note 2.5)
Equity and preference securities	–	25	–	226	–	251	251
Tax free bonds and government bonds	1,650	–	–	–	–	1,650	1,812
Liquid mutual fund units	–	–	1,957	–	–	1,957	1,957
Target maturity fund units	–	–	465	–	–	465	465
Non convertible debentures	–	–	–	–	4,869	4,869	4,869
Government securities	–	–	–	–	7,008	7,008	7,008
Certificates of deposit	–	–	–	–	3,504	3,504	3,504
Commercial paper	–	–	–	–	3,641	3,641	3,641
Other investments	–	–	196	–	–	196	196
Trade receivables (Refer to Note 2.8)	31,158	–	–	–	–	31,158	31,158
Loans (Refer to Note 2.6)	265	–	–	–	–	265	265
Other financials assets (Refer to Note 2.7)(3)	17,159	–	164	–	28	17,351	17,271
Total	74,687	25	2,782	226	19,050	96,770	96,852
Liabilities:
Trade payables (Refer to Note 2.14)	4,164	–	–	–	–	4,164	4,164
Lease liabilities (Refer to Note 2.21)	8,227	–	–	–	–	8,227	8,227
Financial Liability under option arrangements (Refer to Note 2.13)	–	–	667	–	–	667	667
Other financial liabilities (Refer to Note 2.13)	16,511	–	61	–	33	16,605	16,605
Total	28,902	–	728	–	33	29,663	29,663

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 80 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2024 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.9)	14,786	–	–	–	–	14,786	14,786
Investments (Refer to Note 2.5)
Equity and preference securities	–	–	–	206	–	206	206
Tax free bonds and government bonds	1,759	–	–	–	–	1,759	1,973
Liquid mutual fund units	–	–	2,615	–	–	2,615	2,615
Target maturity fund units	–	–	431	–	–	431	431
Non convertible debentures	–	–	–	–	4,179	4,179	4,179
Government securities	–	–	–	–	7,362	7,362	7,362
Commercial paper	–	–	–	–	4,830	4,830	4,830
Certificates of deposit	–	–	–	–	3,043	3,043	3,043
Other investments	–	–	198	–	–	198	198
Trade receivables (Refer to Note 2.8)	30,193	–	–	–	–	30,193	30,193
Loans (Refer to Note 2.6)	282	–	–	–	–	282	282
Other financials assets (Refer to Note 2.7)(3)	15,106	–	61	–	23	15,190	15,106
Total	62,126	–	3,305	206	19,437	85,074	85,204
Liabilities:
Trade payables (Refer to Note 2.14)	3,956	–	–	–	–	3,956	3,956
Lease liabilities (Refer to Note 2.21)	8,359	–	–	–	–	8,359	8,359
Financial Liability under option arrangements (Refer to Note 2.13)	–	–	597	–	–	597	597
Other financial liabilities (Refer to Note 2.13)	15,750	–	30	–	1	15,781	15,781
Total	28,065	–	627	–	1	28,693	28,693

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 84 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables, trade payables, other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2025 is as follows:

(In crore)

Particulars	As at March 31, 2025	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in liquid mutual fund units	1,957	1,957	–	–
Investments in target maturity fund units	465	465	–	–
Investments in tax free bonds	1,781	1,227	554	–
Investments in government bonds	31	31	–	–
Investments in non convertible debentures	4,869	4,869	–	–
Investment in government securities	7,008	6,972	36	–
Investments in commercial paper	3,641	–	3,641	–
Investments in certificates of deposit	3,504	–	3,504	–
Investments in equity instruments	59	57	–	2
Investments in preference securities	192	–	–	192
Other investments	196	–	–	196
Others
Derivative financial instruments - gain (Refer to Note 2.13)	192	–	192	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.13)	63	–	63	–
Financial liability under option arrangements (Refer to Note 2.13) (1)	667	–	–	667
Liability towards contingent consideration (Refer to Note 2.13)(2)	31	–	–	31

(1)	Discount rate ranges from 9% to 15%

(2)	Discount rate - 6%

During the year ended March 31, 2025, government securities and non convertible debentures of 297 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, tax free bonds of 554 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as at March 31, 2024 was as follows:

(In crore)

Particulars	As at March 31, 2024	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments (Refer to note 2.5)
Investments in liquid mutual fund units	2,615	2,615	–	–
Investments in target maturity fund units	431	431	–	–
Investments in tax free bonds	1,944	1,944	–	–
Investments in government bonds	29	29	–	–
Investments in non convertible debentures	4,179	3,922	257	–
Investment in government securities	7,362	7,289	73	–
Investments in equity instruments	115	113	–	2
Investments in preference securities	91	–	–	91
Investments in commercial paper	4,830	–	4,830	–
Investments in certificates of deposit	3,043	–	3,043	–
Other investments	198	–	–	198
Others
Derivative financial instruments - gain (Refer to Note 2.13)	84	–	84	–
Liabilities
Derivative financial instruments - loss (Refer to Note 2.13)	31	–	31	–
Financial liability under option arrangements (Refer to Note 2.13) (1)	597	–	–	597

(1)	Discount rate ranges from 9% to 15%

During the year ended March 31, 2024, government securities , non convertible debentures and tax free bonds of 2,143 crore was transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further, government securities of 73 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, target maturity fund units, tax-free bonds, certificates of deposit, commercial papers, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi-government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per Group's risk management program.

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2025:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	26,821	11,791	2,228	1,356	3,090	45,286
Net financial liabilities	(13,154)	(3,766)	(1,026)	(706)	(2,161)	(20,813)
Total	13,667	8,025	1,202	650	929	24,473

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2024:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	26,126	9,559	2,153	1,479	2,917	42,234
Net financial liabilities	(11,925)	(3,378)	(710)	(813)	(2,218)	(19,044)
Total	14,201	6,181	1,443	666	699	23,190

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Year ended March 31,
	2025	2024
Impact on the Group's incremental operating margins	0.43%	0.43%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group primarily holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows:

Particulars	As at		As at
	March 31, 2025		March 31, 2024
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Swiss Franc	53	513	–	–
In Euro	–	–	30	270
Option Contracts
In Euro	341	3,140	236	2,121
In Australian dollars	93	500	106	573
In United Kingdom Pound Sterling	17	188	35	368
Other derivatives
Forward contracts
In U.S. dollars	1,284	10,976	1,423	11,866
In Euro	698	6,432	574	5,163
In Singapore dollars	133	849	171	1,046
In United Kingdom Pound Sterling	53	589	86	902
In Swiss Franc	51	495	17	158
In Danish Krone	152	188	100	121
In New Zealand dollars	37	181	30	149
In Norwegian Krone	167	136	130	100
In Australian dollars	24	126	14	75
In Philippine Peso	500	75	–	–
In Czech Koruna	176	64	374	135
In Hungarian Forint	2,000	44	2,500	57
In Hongkong dollar	40	44	–	–
In Canadian dollars	–	–	15	92
In Chinese Yuan	–	–	43	49
In South African rand	–	–	85	37
Option Contracts
In U.S. dollars	796	6,800	543	4,527
In Euro	179	1,648	100	897
In Australian dollars	11	57	20	111
Total forwards and options contracts		33,045		28,817

The group recognized a net loss of 99 crore during the year ended March 31, 2025 and a net gain of 186 crore for the year ended March 31, 2024, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Not later than one month	15,506	10,877
Later than one month and not later than three months	16,641	15,963
Later than three months and not later than one year	898	1,977
Total	33,045	28,817

During the year ended March 31, 2025 and March 31, 2024, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedges as of March 31, 2025 are expected to occur and will be reclassified to the Consolidated Statement of Profit and Loss within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Consolidated Statement of Profit and Loss at the time of the hedge relationship rebalancing.

The following table provides reconciliation of cash flow hedge reserve for the year ended March 31, 2025 and March 31, 2024:

 (In crore)

Particulars	Year ended March 31,
	2025	2024
Gain/(Loss)
Balance at the beginning of the year	6	(5)
Gain / (Loss) recognized in other comprehensive income during the year	(5)	8
Amount reclassified to profit or loss during the year	(27)	7
Tax impact on above	8	(4)
Balance at the end of the year	(18)	6

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2025		March 31, 2024
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	250	(121)	98	(45)
Amount set off	(58)	58	(14)	14
Net amount presented in Balance Sheet	192	(63)	84	(31)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 31,158 crore and 30,193 crore as at March 31, 2025 and March 31, 2024, respectively and unbilled revenues amounting to 15,083 crore and 14,548 crore as at March 31, 2025 and March 31, 2024, respectively. Trade receivables and unbilled revenues are typically unsecured and are derived from revenues from customers primarily located in the United States of America and Europe. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top five customers and top ten customers:

(In %)

Particulars	Year ended March 31,
	2025	2024
Revenue from five top customers	13.2	13.3
Revenue from top ten customers	20.5	20.0

Credit risk exposure

The Group’s credit period generally ranges from 30-75 days.

The allowance for lifetime ECL on customer balances for the year ended March 31, 2025 and March 31, 2024 was 108 crore and 90 crore, respectively.

The movement in credit loss allowance on customer balance is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Balance at the beginning	953	961
Impairment loss recognized/ (reversed), net	108	90
Amounts written off	(91)	(98)
Translation differences	3	–
Balance at the end	973	953

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Trade receivables	31,158	30,193
Unbilled revenues	15,082	14,548

Days sales outstanding was 69 days and 71 days as of March 31, 2025 and March 31, 2024, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these Consolidated financial statements.

The investments of the Group primarily include investment in liquid mutual fund units, target maturity fund units, tax free bonds, certificates of deposit, commercial paper, treasury bills, government securities, non-convertible debentures, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2025, the Group had a working capital of 54,249 crore including cash and cash equivalents of 24,455 crore and current investments of 12,482 crore. As at March 31, 2024, the Group had a working capital of 50,638 crore including cash and cash equivalents of 14,786 crore and current investments of 12,915 crore.

As at March 31, 2025 and March 31, 2024, the outstanding compensated absences were 3,007 crore and 2,711 crore, respectively, which have been substantially funded. Accordingly no liquidity risk is perceived.

Refer to Note 2.21 Leases for remaining contractual maturities of lease liabilities.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2025:

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	4,164	–	–	–	4,164
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis (Refer to Note 2.13)	14,606	1,750	145	12	16,513
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.13)	612	–	149	–	761
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.13)	12	21	–	–	33

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2024:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	3,956	–	–	–	3,956
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.13)	13,820	1,321	570	67	15,778
Financial liability under option arrangements on an undiscounted basis (Refer to Note 2.13)	554	–	–	136	690
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.13)	–	–	–	–	–

2.12 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to / from securities premium.

Description of reserves

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve / retained earnings.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Currency translation reserve

The exchange differences arising from the translation of financial statements of foreign subsidiaries with functional currency other than Indian rupees is recognized in other comprehensive income and is presented within equity.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the Consolidated Statement of Profit and Loss upon the occurrence of the related forecasted transaction.

EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2025	March 31, 2024
Authorized
Equity shares, 5 par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5 par value(1)	2,073	2,071
414,36,07,528 (413,99,50,635) equity shares fully paid-up(2)
	2,073	2,071

 Note: Forfeited shares amounted to 1,500 (1,500)

(1)	Refer to Note 2.23 for details of basic and diluted shares

(2)	Net of treasury shares 96,55,927 (1,09,16,829)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the Company, the holders of equity shares will be entitled to receive any of the remaining assets of the Company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. For irrevocable controlled trusts, the corpus would be settled in favor of the beneficiaries.

There are no voting, dividend or liquidation rights to the holders of options issued under the company's share option plans

For details of shares reserved for issue under the employee stock option plan of the Company refer to the note below.

In the period of five years immediately preceding March 31, 2025:

Buyback

In the period of five years immediately preceding March 31, 2025, the Company had purchased and extinguished a total of 11,62,33,685 fully paid-up equity shares of face value 5/- each from the stock exchange. The Company has only one class of equity shares.

Capital allocation policy

Effective from financial year 2025, the Company expects to continue its policy of returning approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback/ special dividends subject to applicable laws and requisite approvals, if any. Under this policy, the Company expects to progressively increase its annual dividend per share (excluding special dividend if any).

Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2025, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters as at March 31, 2025 and the change during the year ended March 31, 2025:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	95,357,000	2.30%	–
Rohan Murty	60,812,892	1.46%	–
S. Gopalakrishnan	31,853,808	0.77%	–
Nandan M. Nilekani	40,783,162	0.98%	–
Akshata Murty	38,957,096	0.94%	–
Asha Dinesh	38,579,304	0.93%	–
Sudha N. Murty	34,550,626	0.83%	–
Rohini Nilekani	34,335,092	0.83%	–
Dinesh Krishnaswamy	32,479,590	0.78%	–
Shreyas Shibulal	19,929,860	0.48%	(6.54%)
N. R. Narayana Murthy	15,145,638	0.36%	–
Nihar Nilekani	12,677,752	0.31%	–
Janhavi Nilekani	8,589,721	0.21%	–
Kumari Shibulal	4,945,935	0.12%	–
Deeksha Dinesh	7,646,684	0.18%	–
Divya Dinesh	7,646,684	0.18%	–
Meghana Gopalakrishnan	14,834,928	0.36%	–
Shruti Shibulal	8,705,651	0.21%	218.01%
S. D. Shibulal	5,208,673	0.13%	–
Promoters Group
Ekagrah Rohan Murty	1,500,000	0.04%	–
Gaurav Manchanda	5,773,233	0.14%	(53.90%)
Milan Shibulal Manchanda	6,106,302	0.15%	(6.25%)
Nikita Shibulal Manchanda	6,106,302	0.15%	(6.25%)
Bhairavi Madhusudhan Shibulal	5,427,875	0.13%	(9.86%)
Shray Chandra	719,424	0.02%	–
Tanush Nilekani Chandra	3,356,017	0.08%	–

The percentage shareholding above has been computed considering the outstanding number of shares of 4,153,263,455 as at March 31, 2025.

2.12.3 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Year ended March 31,
	2025	2024
Interim dividend for fiscal 2025	21.00	–
Special dividend for fiscal 2024	8.00	–
Final dividend for fiscal 2024	20.00	–
Interim dividend for fiscal 2024	–	18.00
Final dividend for fiscal 2023	–	17.50

During the year ended March 31, 2025, on account of the final and special dividend for fiscal 2024 and interim dividend for fiscal 2025, the Company has incurred a net cash outflow of 20,295 crore (excluding dividend paid on treasury shares)

The Board of Directors in their meeting held on April 17, 2025 recommended a final dividend of 22/- per equity share for the financial year ended March 31, 2025. The payment is subject to the approval of shareholders in the AGM of the Company to be held on June 25, 2025 and if approved, would result in a net cash outflow of approximately 9,116 crore (excluding dividend paid on treasury shares).

The details of shareholders holding more than 5% shares as at March 31, 2025 and March 31, 2024 are as follows:

Name of the shareholder	As at March 31, 2025		As at March 31, 2024
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	43,98,60,715	10.59	44,24,17,564	10.66
Life Insurance Corporation of India	38,81,12,531	9.34	38,59,52,941	9.30

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2025 and March 31, 2024 are as follows:

(In crore, except as stated otherwise)

Particulars	As at March 31, 2025		As at March 31, 2024
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the year	413,99,50,635	2,071	413,63,87,925	2,069
Add: Shares issued on exercise of employee stock options	36,56,893	2	35,62,710	2
As at the end of the year	414,36,07,528	2,073	413,99,50,635	2,071

2.12.4 Employee Stock Option Plan (ESOP):

Accounting policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 Plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan, up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 Plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the Company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan. The maximum number of shares under the 2015 Plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). These instruments will generally vest over a period of 4 years. The plan numbers mentioned above are further adjusted with the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 96,55,927 and 1,09,16,829 shares as at March 31, 2025 and March 31, 2024, respectively, under the 2015 Plan. Out of these shares, 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2025 and March 31, 2024.

The following is the summary of grants made during year ended March 31, 2025 and March 31, 2024:

Particulars	2019 Plan		2015 Plan
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Equity Settled RSUs
Key Management Personnel (KMP)	119,699	141,171	380,842	498,730
Employees other than KMP	3,624,646	4,046,731	1,874,690	4,640,640
	3,744,345	4,187,902	2,255,532	5,139,370
Cash settled RSUs
Key Management Personnel (KMP)	–	–	–	–
Employees other than KMP	–	–	94,050	176,990
	–	–	94,050	176,990
Total Grants	3,744,345	4,187,902	2,349,582	5,316,360

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee approved the following grants for fiscal 2025. In accordance with such approval the following grants were made effective May 2, 2024.

-	245,679 performance-based RSUs (Annual performance equity grant) of fair value of 34.75 crore. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets.

-	14,140 performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board.

-	35,349 performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore . These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board.

Further, in accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 16,204 RSUs was made effective February 1, 2025 for fiscal 2025.

Though the annual time based grants and annual performance equity TSR grant for the remaining employment term ending on March 31, 2027 have not been granted as of March 31, 2025, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with Ind AS 102, Share based payment. The grant date for this purpose in accordance with Ind AS 102, Share based payment is July 01, 2022.

Under the 2019 Plan:

The Board, on April 18, 2024, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2025 under the 2019 Plan. These RSUs will vest based on achievement of certain performance targets. Accordingly, 70,699 performance based RSU’s were granted effective May 2, 2024.

Other KMP

Under the 2015 Plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved 69,470 time based RSUs to other KMP under the 2015 plan. Time based RSUs will vest over four years.

Under the 2019 Plan:

During the year ended March 31, 2025, based on recommendations of Nomination and Remuneration Committee, the Board approved performance based grants of 49,000 RSUs to other KMPs under the 2019 plan. These RSUs will vest over three years based on achievement of certain performance targets.

The break-up of employee stock compensation expense is as follows:

(in crore)

Particulars	Year ended March 31,
	2025	2024
Granted to:
KMP	70	68
Employees other than KMP	732	584
Total (1)	802	652
(1) Cash-settled stock compensation expense included in the above	17	13

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2025 and March 31, 2024 is set out as follows:

Particulars	Year ended March 31, 2025		Year ended March 31, 2024
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	80,76,058	5.00	54,08,018	5.00
Granted	22,55,532	5.00	51,39,370	5.00
Exercised	20,80,865	5.00	18,15,025	5.00
Forfeited and expired	9,91,261	5.00	6,56,305	5.00
Outstanding at the end	7,259,464	5.00	80,76,058	5.00
Exercisable at the end	6,29,138	4.97	8,31,050	4.98
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	82,050	551	1,34,030	529
Granted	–	–	–	–
Exercised	61,672	573	51,980	499
Forfeited and expired	2,824	499	–	–
Outstanding at the end	17,554	499	82,050	551
Exercisable at the end	17,554	499	82,050	551
2019 Plan: RSU
Outstanding at the beginning	80,23,855	5.00	72,22,038	5.00
Granted	37,44,345	5.00	41,87,902	5.00
Exercised	15,14,356	5.00	16,95,705	5.00
Forfeited and expired	21,81,209	5.00	16,90,380	5.00
Outstanding at the end	8,072,635	5.00	80,23,855	5.00
Exercisable at the end	7,70,321	5.00	8,14,798	5.00

The weighted average share price of option exercised is set out as follows:

(in )

	2019 Plan		2015 Plan
Particulars	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Weighted average share price of options exercised	1,587	1,352	1,601	1,414

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2025 is as follows:

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	8,072,635	1.23	5.00	7,259,464	1.51	5.00
450 - 640 (ESOP)	–	–	–	17,554	0.58	499

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2024 is as follows.

	2019 Plan - Options outstanding			2015 Plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	80,23,855	1.42	5.00	80,76,058	1.77	5.00
450 - 640 (ESOP)	–	–	–	82,050	1.10	551

As at March 31, 2025 and March 31, 2024, 2,88,384 and 2,91,795 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 18 crore and 13 crore as at March 31, 2025 and March 31, 2024 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2025- Equity Shares-RSU	Fiscal 2025- ADS-RSU	Fiscal 2024- Equity Shares-RSU	Fiscal 2024- ADS-RSU
Weighted average share price () / ($ ADS)	1,808	21.44	1,588	19.19
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-26	23-28	23-31	25-33
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	7	4-5	7	4-5
Weighted average fair value as on grant date () / ($ ADS)	1,555	18.20	1,317	16.27

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Accrued compensation to employees (1)	12	7
Accrued expenses (1)	1,890	1,779
Compensated absences	99	89
Financial liability under option arrangements (2) #	115	98
Payable for acquisition of business - Contingent consideration (2)	20	–
Other Payables (1)(4)	5	157
Total non-current other financial liabilities	2,141	2,130
Current
Unpaid dividends (1)	45	37
Others
Accrued compensation to employees (1)	4,924	4,454
Accrued expenses (1)	8,467	8,224
Payable for acquisition of business - Contingent consideration (2)	11	–
Payable by controlled trusts (1)	173	211
Compensated absences	2,908	2,622
Financial liability under option arrangements (2) #	552	499
Foreign currency forward and options contracts (2) (3)	63	31
Capital creditors (1)	520	310
Other payables (1)(4)	475	571
Total current other financial liabilities	18,138	16,959
Total other financial liabilities	20,279	19,089
(1) Financial liability carried at amortized cost	16,511	15,750
(2) Financial liability carried at fair value through profit or loss	728	627
(3) Financial liability carried at fair value through other comprehensive income	33	1
Financial liability under option arrangements on an undiscounted basis	761	690
Contingent consideration on undiscounted basis	33	–

(4)	The Group entered into financing arrangements with a third party towards technology assets taken over by the Group from a customer as a part of transformation project which was not considered as distinct goods or services as the control related to those assets was not transferred to the Group in accordance with Ind AS 115 - Revenue from contract with customers. As at March 31, 2025 and March 31, 2024, the financial liability pertaining to such arrangements amounts to 67 crore and 372 crore, respectively.
#	Represents liability related to options issued by the Group over the non-controlling interests in its subsidiaries

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses, office maintenance and cost of third party software and hardware.

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Outstanding dues of micro enterprises and small enterprises (MSME)	8	101
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	4,156	3,855
Total trade payables	4,164	3,956

Trade payables ageing schedule for the year ended as on March 31, 2025 and March 31, 2024:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Outstanding dues to MSME	8	–	–	–	–	8
	101	–	–	–	–	101
Others	3,742	414	–	–	–	4,156
	3,688	167	–	–	–	3,855
Total trade payables	3,750	414	–	–	–	4,164
	3,789	167	–	–	–	3,956

Relationship with struck off companies

There are no transactions with struck off companies for the year ending March 31, 2025 and March 31, 2024.

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Non-current
Others
Accrued defined benefit liability	115	159
Others	100	76
Total non-current other liabilities	215	235
Current
Unearned revenue	8,492	7,341
Others
Withholding taxes and others	3,256	3,185
Accrued defined benefit liability	6	5
Others	11	8
Total current other liabilities	11,765	10,539
Total other liabilities	11,980	10,774

2.16 PROVISIONS

Accounting policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The Group recognizes a reimbursement asset when, and only when, it is virtually certain that the reimbursement will be received if the Group settles the obligation.

a. Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in Consolidated Statement of Profit and Loss. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current
Others
Post-sales client support and others	1,325	1,796
Other provisions pertaining to settlement (refer to note 2.24.2)	150	–
Total provisions	1,475	1,796

The movement in the provision for post-sales client support and others is as follows:

(In crore)

Particulars	Year ended
March 31, 2025
Balance at the beginning	1,796
Provision recognized / (reversed)	166
Provision utilized	(676)
Translation difference	39
Balance at the end	1,325

Provision for post sales client support and other provisions majorly represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of profit and loss.

2.17 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities; deferred tax assets and deferred tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the Consolidated Statement of Profit and Loss comprises:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Current taxes	12,130	8,390
Deferred taxes	(1,272)	1,350
Income tax expense	10,858	9,740

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Profit before income taxes	37,608	35,988
Enacted tax rates in India	25.17%	34.94%
Computed expected tax expense	9,465	12,576
Tax effect due to non-taxable income for Indian tax purposes	–	(3,009)
Overseas taxes	1,109	1,128
Tax provision (reversals)	132	(937)
Effect of exempt non-operating income	(31)	(49)
Effect of unrecognized deferred tax assets	161	203
Effect of differential tax rates	(79)	(568)
Effect of non-deductible expenses	276	165
Others	(175)	231
Income tax expense	10,858	9,740

The applicable Indian corporate statutory tax rate for the year ended March 31, 2025 is 25.17% and for the year ended March 31, 2024 is 34.94%.

Income tax expense for the year ended March 31, 2025 and March 31, 2024 includes provisions (net of reversals) of 132 crore and reversals (net of provisions) of 937 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

During the year ended March 31, 2025, the Company received orders under section 250 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2016-17 and 2019-20. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 327 crore was recognised and provision for income tax aggregating 183 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,068 crore has been reduced from contingent liabilities.

During the year ended March 31, 2024, the Company received orders under sections 250 and 254 of the Income Tax Act, 1961, from the Income Tax Authorities in India for the assessment years, 2007-08 to 2015-16, 2017-18 and 2018-19. These orders confirmed the Company's position with respect to tax treatment of certain contentious matters. As a result interest income (pre-tax) of 1,933 crore was recognized and provision for income tax aggregating 525 crore was reversed with a corresponding credit to the Statement of Profit and Loss. Also, upon resolution of the disputes, an amount aggregating to 1,628 crore has been reduced from contingent liabilities.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005 in the prior years. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961. (Refer to Special Economic Zone Re-investment reserve under Note 2.12 Equity)

Deferred income tax for the year ended March 31, 2025 and March 31, 2024 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2025, Infosys' U.S. branch net assets amounted to approximately 7,755 crore. As at March 31, 2025, the Company has a deferred tax liability for Branch Profit Tax of 271 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future

Deferred income tax liabilities have not been recognized on temporary differences amounting to 16,593 crore and 10,776 crore as at March 31, 2025 and March 31, 2024, respectively, associated with investments in subsidiaries and branches as the Company is able to control the timing of reversal of the temporary difference and it is probable that the temporary differences will not reverse in the foreseeable future. The Group majorly intends to repatriate earnings from subsidiaries and branches only to the extent these can be distributed in a tax free manner.

Deferred income tax assets have not been recognized on accumulated losses of 4,597 crore and 4,668 crore as at March 31, 2025 and March 31, 2024, respectively, as it is probable that future taxable profit will not be available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2025:

(In crore)

Year	As at
March 31, 2025
2026	209
2027	140
2028	508
2029	686
2030	443
Thereafter	2,611
Total	4,597

The following table provides details of expiration of unused tax losses as at March 31, 2024:

(In crore)

Year	As at
March 31, 2024
2025	13
2026	202
2027	128
2028	467
2029	684
Thereafter	3,174
Total	4,668

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Income tax assets	4,597	9,442
Current income tax liabilities	4,853	3,585
Net current income tax asset / (liability) at the end	(256)	5,857

The gross movement in the current income tax assets / (liabilities) for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Net current income tax asset / (liability) at the beginning	5,857	3,075
Income tax paid*	5,602	9,231
Interest receivable on income tax refund	327	1,934
Current income tax expense	(12,130)	(8,390)
Income tax benefit arising on exercise of stock options	39	3
Additions through business combination	(1)	–
Income tax on other comprehensive income	19	4
Translation differences	31	–
Net current income tax asset / (liability) at the end	(256)	5,857
*	net of refund

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2025 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2024	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2025
Deferred income tax assets/(liabilities)
Property, plant and equipment	244	(4)	–	–	(1)	239
Lease liabilities	198	(45)	–	–	1	154
Accrued compensation to employees	62	18	–	–	–	80
Trade receivables	223	(3)	–	–	–	220
Compensated absences	627	77	2	–	–	706
Post sales client support	56	11	–	–	1	68
Credits related to branch profits	811	(37)	–	–	17	791
Derivative financial instruments	(11)	(25)	–	8	–	(28)
Intangible assets	64	5	–	–	2	71
Intangibles arising on business combinations	(282)	141	(529)	–	(14)	(684)
Branch profit tax	(1,080)	41	–	–	(23)	(1,062)
SEZ reinvestment reserve	(1,996)	563	–	–	–	(1,433)
Interest receivable on income tax refund	(487)	416	–	–	–	(71)
Others	231	114	9	(22)	3	335
Total deferred income tax assets/(liabilities)	(1,340)	1,272	(518)	(14)	(14)	(614)

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2024 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2023	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2024
Deferred income tax assets/(liabilities)
Property, plant and equipment	169	75	–	–	–	244
Lease liabilities	223	(25)	–	–	–	198
Accrued compensation to employees	68	(6)	–	–	–	62
Trade receivables	261	(40)	–	–	2	223
Compensated absences	576	50	–	–	1	627
Post sales client support	248	(192)	–	–	–	56
Credits related to branch profits	718	84	–	–	9	811
Derivative financial instruments	–	(7)	–	(4)	–	(11)
Intangible assets	62	1	–	–	1	64
Intangibles arising on business combinations	(344)	63	–	–	(1)	(282)
Branch profit tax	(866)	(202)	–	–	(12)	(1,080)
SEZ reinvestment reserve	(1,351)	(645)	–	–	–	(1,996)
Interest receivable on income tax refund	–	(487)	–	–	–	(487)
Others	261	(19)	–	(4)	(7)	231
Total deferred income tax assets/(liabilities)	25	(1,350)	–	(8)	(7)	(1,340)

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Deferred income tax assets after set off	1,108	454
Deferred income tax liabilities after set off	(1,722)	(1,794)

In assessing the realizability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, the Management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18 REVENUE FROM OPERATIONS

Accounting policy

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license are made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it obtains control of the specified goods or services before they are transferred to the customer. The Group considers whether it is primarily responsible for fulfilling the promise to provide the specified goods or services, inventory risk, pricing discretion and other factors to determine whether it controls the specified goods or services and therefore, is acting as a principal or an agent.

A contract modification is a change in the scope or price or both of a contract that is approved by the parties to the contract. A contract modification that results in the addition of distinct performance obligations are accounted for either as a separate contract if the additional services are priced at the standalone selling price or as a termination of the existing contract and creation of a new contract if they are not priced at the standalone selling price. If the modification does not result in a distinct performance obligation, it is accounted for as part of the existing contract on a cumulative catch-up basis.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Revenue from software services	155,395	145,285
Revenue from products and platforms	7,595	8,385
Total revenue from operations	162,990	153,670

Products & platforms

The Group also derives revenues from the sale of products and platforms like Finacle – core banking solution, Edge Suite of products, Panaya platform, Stater digital platform and Infosys McCamish – insurance platform.

Disaggregated revenue information

Revenue disaggregation by business segments has been included in segment information (Refer to Note 2.26). The table below presents disaggregated revenues from contracts with customers by geography and contract type. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of revenues and cash flows are affected by industry, market and other economic factors.

For the year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Revenues by Geography*
North America	94,397	92,411
Europe	48,595	42,267
India	5,014	3,881
Rest of the world	14,984	15,111
Total	162,990	153,670
*	Geographical revenue is based on the domicile of customer

The percentage of revenue from fixed-price contracts for the year ended March 31, 2025 and March 31, 2024 is 54% and 53%, respectively.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year ended March 31, 2025 and March 31, 2024, the Company recognized revenue of 5,669 crore and 5,432 crore arising from opening unearned revenue as of April 1, 2024 and April 1, 2023 respectively.

During the year ended March 31, 2025 and March 31, 2024, 4,896 crore and 7,023 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2024 and April 1, 2023, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2025, other than those meeting the exclusion criteria mentioned above, is 104,785 crore. Out of this, the Group expects to recognize revenue of around 50.3% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2024 is 90,658 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 OTHER INCOME, NET

Accounting policy

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Accounting policy

Functional currency

The functional currency of Infosys, its Indian subsidiaries and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Profit and Loss and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the Consolidated Statement of Profit and Loss. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grant

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the Consolidated Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Interest income on financial assets carried at amortized cost
Tax free bonds and Government bonds	122	131
Deposit with Bank and others	1,401	929
Interest income on financial assets carried at fair value through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	1,047	1,007
Income on investments carried at fair value through profit or loss:
Gain / (loss) on liquid mutual funds and other investments	287	285
Income on investments carried at fair value through other comprehensive income	2	–
Income on investments carried at amortized cost
Gain/(loss) on tax free bond	4	–
Interest on income tax refund	343	1,965
Exchange gains / (losses) on forward and options contracts	(205)	100
Exchange gains / (losses) on translation of other assets and liabilities	464	87
Miscellaneous income, net	135	207
Total other income	3,600	4,711

2.20 EXPENSES

 (In crore)

Particulars	Year ended March 31,
	2025	2024
Employee benefit expenses
Salaries including bonus	82,232	79,315
Contribution to provident and other funds	2,338	2,213
Share based payments to employees (Refer to Note 2.12)	802	652
Staff welfare	578	440
	85,950	82,620
Cost of software packages and others
For own use	2,467	2,145
Third party items bought for service delivery to clients	13,444	11,370
	15,911	13,515
Other expenses
Repairs and maintenance	1,320	1,278
Power and fuel	222	199
Brand and marketing	1,223	1,007
Rates and taxes	346	326
Consumables	227	170
Insurance	301	210
Provision for post-sales client support and others	(110)	75
Commission to non-whole time directors	18	16
Impairment loss recognized / (reversed) under expected credit loss model	48	121
Contributions towards Corporate Social Responsibility	585	533
Others	607	781
	4,787	4,716

2.21 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Group considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Group’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right-of-use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right-of-use asset if the Group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the Group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2025:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2024	605	3,298	17	2,632	6,552
Additions*	–	816	13	1,306	2,135
Addition due to Business Combination (Refer to Note 2.1)	–	155	5	–	160
Deletions	–	(236)	(6)	(652)	(894)
Depreciation	(6)	(714)	(11)	(965)	(1,696)
Translation difference	1	29	6	18	54
Balance as of March 31, 2025	600	3,348	24	2,339	6,311
*	Net of adjustments on account of modifications.

Following are the changes in the carrying value of right-of-use assets for the year ended March 31, 2024:

(In crore)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2023	623	3,896	15	2,348	6,882
Additions*	–	394	12	1,872	2,278
Deletions	(10)	(181)	(1)	(755)	(947)
Impairment	–	(88)	–	–	(88)
Depreciation	(6)	(728)	(10)	(851)	(1,595)
Translation difference	(2)	5	1	18	22
Balance as of March 31, 2024	605	3,298	17	2,632	6,552
*	Net of adjustments on account of modifications and lease incentives

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the Consolidated Statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Current lease liabilities	2,455	1,959
Non-current lease liabilities	5,772	6,400
Total	8,227	8,359

The movement in lease liabilities during the year ended March 31, 2025 and March 31, 2024 is as follows

(In crore)

Particulars	Year ended March 31,
	2025	2024
Balance at the beginning	8,359	8,299
Additions	2,156	2,190
Addition due to Business Combination (Refer to Note 2.1)	160	–
Deletions	(553)	(444)
Finance cost accrued during the period	341	326
Payment of lease liabilities	(2,355)	(2,030)
Translation difference	119	18
Balance at the end	8,227	8,359

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2025 and March 31, 2024 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Less than one year	2,483	2,152
One to five years	5,195	6,123
More than five years	1,296	994
Total	8,974	9,269

The Group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 85 crore and 97 crore for the year ended March 31, 2025 and March 31, 2024, respectively

Leases not yet commenced to which Group is committed is 176 crore for a lease term ranging from 3 years to 5 years.

The following is the movement in the net investment in lease during the year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Year ended March 31
	2025	2024
Balance at the beginning	1,824	922
Additions	1,013	1,281
Interest income accrued during the period	37	24
Others	(25)	(2)
Lease receipts	(676)	(400)
Translation difference	72	(1)
Balance at the end	2,245	1,824

2.22 EMPLOYEE BENEFITS

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or a lumpsum payment as set out in rules of each fund and includes death and disability benefits. The defined benefit plans require contributions which are based on a percentage of salary that varies depending on the age of the respective employees.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Profit and Loss.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an external actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.22.1 Gratuity and Pension

The following table sets out the details of the defined benefit retirement plans and the amounts recognized in the Group's financial statements as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Change in benefit obligations
Benefit obligations at the beginning	2,116	1,778	1,020	917
Transfer	5	29	–	–
Service cost	335	307	52	54
Interest expense	141	121	18	20
Remeasurements - Actuarial (gains) / losses	93	34	69	24
Past service cost - plan amendments	–	–	–	(33)
Employee contribution	–	–	33	34
Benefits paid	(181)	(154)	(60)	(10)
Translation difference	2	1	51	14
Benefit obligations at the end	2,511	2,116	1,183	1,020
Change in plan assets
Fair value of plan assets at the beginning	2,079	1,755	991	870
Transfer	–	–	–	–
Interest income	151	127	19	20
Remeasurements- Return on plan assets excluding amounts included in interest income	22	18	60	16
Employer contribution	656	328	46	51
Employee contribution	–	–	33	34
Benefits paid	(176)	(149)	(60)	(10)
Translation difference	1	–	48	10
Fair value of plan assets at the end	2,733	2,079	1,137	991
Funded status	222	(37)	(46)	(29)
Defined benefit plan asset (Refer note 2.10)	286	16	11	15
Defined benefit plan liability (Refer note 2.15)	(64)	(53)	(57)	(44)

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the Consolidated Statement of Profit and Loss under employee benefit expense:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Service cost	335	307	52	54
Net interest on the net defined benefit liability / (asset)	(10)	(6)	(1)	–
Plan amendments	–	–	–	(33)
Net cost	325	301	51	21

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	93	34	69	24
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(22)	(18)	(60)	(16)
	71	16	9	8

Break up of actuarial (gains)/losses for the year ended March 31, 2025 and March 31, 2024 is as follows:

(In crore)

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
(Gain) / loss from change in demographic assumptions	–	–	–	–
(Gain) / loss from change in financial assumptions	38	10	47	24
(Gain) / loss from experience adjustment	55	24	22	–
	93	34	69	24

The weighted-average assumptions used to determine benefit obligations as at March 31, 2025 and March 31, 2024 are set out below:

Particulars	Gratuity		Pension
	As at		As at
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Discount rate (1)	6.5%	7.0%	0.9%-3.7%	1.5%-3.4%
Weighted average rate of increase in compensation levels (2)	6.0%	6.0%	1%-3%	1%-3%
Weighted average duration of defined benefit obligation (3)	5.7 years	5.8 years	13 years	12 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2025 and March 31, 2024 are set out below:

Particulars	Gratuity		Pension
	Year ended March 31,		Year ended March 31,
	2025	2024	2025	2024
Discount rate	7.0%	7.1%	1.5%-3.4%	1.8%-3.8%
Weighted average rate of increase in compensation levels	6.0%	6.0%	1%-3%	1%-3%

(1)	For domestic defined benefit plan in India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. For most of our overseas defined benefit plan, given that the market for high quality corporate bonds is not developed, the Government bond rate adjusted for corporate spreads is used.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends, inflation in respective markets and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company. The tenure has been considered taking into account the past long-term trend of employees' average remaining service life which reflects the average estimated term of post-employment benefit obligation.

For domestic defined benefit plan in India, assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India. For overseas defined benefit plan, the assumptions regarding future mortality experience are set with regard to the latest statistics in life expectancy, plan experience and other relevant data.

The Group assesses all of the above assumptions with its projected long-term plans of growth and prevalent industry standards.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2025 and March 31, 2024, and contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law. The plan assets of the overseas defined benefit plan have been primarily invested in insurer managed funds and the asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations applicable to pension funds and the insurer managers. The insurers' investment are diversified and provide for guaranteed interest rates arrangements.

Actual return on assets (including remeasurements) of the gratuity plan for the year ended March 31, 2025 and March 31, 2024 were 173 crore and 145 crore, respectively and for the pension plan were 79 crore and 36 crore, respectively.

The contributions for gratuity are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The table below sets out the details of major plan assets into various categories as at March 31, 2025 and March 31, 2024:

Particulars	Pension
	As at
	March 31, 2025	March 31, 2024
Equity	34%	34%
Bonds	30%	32%
Real Estate/Property	26%	26%
Cash and Cash Equivalents	1%	1%
Other	9%	7%

These defined benefit plans expose the Group to actuarial risk which are set out below:

Interest rate risk: The present value of the defined benefit plan liability is generally calculated using a discount rate determined by reference to government bond yields and in certain overseas jurisdictions, it is calculated in reference to government bond yield adjusted for a corporate spread. If bond yields fall, the defined benefit obligation will tend to increase.

Life expectancy and investment risk: The pension fund offers the choice between a lifelong pension and a cash lump sum upon retirement. The pension fund has defined rates for converting the lump sum to a pension and there is the risk that the members live longer than implied by these conversion rates and that the pension assets don’t achieve the investment return implied by these conversion rates.

Asset volatility: A proportion of the pension fund is held in equities, which is expected to outperform corporate bonds in the long term but give exposure to volatility and risk in the short term. The pension fund board of insurer is responsible for the investment strategy and equity allocation is justified given the long-term investment horizon of the pension fund and the objective to provide a reasonable long term return on members’ account balances.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(In crore)

Impact from	As at March 31, 2025
	Gratuity	Pension
	1% point increase / decrease	0.5% point increase / decrease
Discount rate	135	55
Weighted average rate of increase in compensation levels	135	6

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation and keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute 370 crore to gratuity and 44 crore to pension during the fiscal 2026.

The maturity profile of defined benefit obligation is as follows:

(In crore)

	Gratuity	Pension
Within 1 year	349	72
1-2 year	333	70
2-3 year	345	72
3-4 year	321	74
4-5 year	289	75
5-10 years	1,042	342

2.22.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social and economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by the Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys Limited and the amounts recognized in the Group's financial statements as at March 31, 2025 and March 31, 2024:

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Change in benefit obligations
Benefit obligations at the beginning	11,879	10,527
Service cost	952	880
Employee contribution	1,683	1,652
Interest expense	862	764
Actuarial (gains) / loss	218	96
Benefits paid	(1,727)	(2,040)
Benefit obligations at the end	13,867	11,879
Change in plan assets
Fair value of plan assets at the beginning	11,812	10,184
Interest income	858	740
Remeasurements- Return on plan assets excluding amounts included in interest income	245	234
Employer contribution	1,057	1,042
Employee contribution	1,683	1,652
Benefits paid	(1,727)	(2,040)
Fair value of plan assets at the end	13,928	11,812
Funded status surplus/(deficit)	61	(67)
Irrecoverable surplus - effect of asset ceiling	(61)	–
Net liability (Refer note 2.15)	–	(67)

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the consolidated statement of profit and loss:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Service cost	952	880
Net interest on the net defined benefit liability / asset	4	24
Net provident fund cost	956	904

Amount for the year ended March 31, 2025 and March 31, 2024 recognized in the Consolidated Statement of Other Comprehensive Income:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Remeasurements of the net defined benefit liability / (asset)
Actuarial (gains) / losses	218	96
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(245)	(234)
Irrecoverable surplus - effect of asset ceiling	61	–
	34	(138)

The assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach are as follows:

Particulars	As at
	March 31, 2025	March 31, 2024
Government of India (GOI) bond yield (1)	6.50%	7.00%
Expected rate of return on plan assets	8.00%	8.20%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.25%	8.25%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2025 and March 31, 2024 are as follows:

Particulars	As at
	March 31, 2025	March 31, 2024
Central and State government bonds	60%	60%
Public sector undertakings and Private sector bonds	28%	30%
Others	12%	10%

The asset allocation for plan assets is determined based on the investment criteria prescribed under the relevant regulations.

The actuarial valuation of provident fund liability exposes the Group to interest rate risk. The defined benefit obligation calculated uses a discount rate based on government bonds. If bond yields fall, the defined benefit obligation will tend to increase.

As at March 31, 2025 the defined benefit obligation would be affected by approximately 129 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 1,323 crore and 1,257 crore to the provident fund during the year ended March 31, 2025 and March 31, 2024, respectively. The same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.22.3 Superannuation

The Group contributed 512 crore and 513 crore during the year ended March 31, 2025 and March 31, 2024, respectively and the same has been recognized in the Consolidated Statement of Profit and Loss under the head employee benefit expense.

2.22.4 Employee benefit costs include:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Salaries and bonus(1)	83,739	80,532
Defined contribution plans	677	670
Defined benefit plans	1,534	1,418
	85,950	82,620

(1)	Includes employee stock compensation expense of 802 crore and 652 crore for the year ended March 31, 2025 and March 31, 2024 respectively.

2.23 EARNINGS PER EQUITY SHARE

Accounting policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is the computation of basic earnings per equity share:

Particulars	Year ended March 31,
	2025	2024
Profit attributable to equity holders of the Company (in crore)	26,713	26,233
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	4,141,611,738	4,138,568,090
Basic earnings per equity share ()	64.50	63.39

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share and computation of diluted earnings per equity share:

Particulars	Year ended March 31,
	2025	2024
Profit attributable to equity holders of the Company (in crore)	26,713	26,233
Weighted average number of equity shares outstanding used in computing in basic earnings per equity share (1)	4,141,611,738	4,138,568,090
Effect of dilutive common equivalent shares - share options outstanding	10,439,446	6,112,335
Weighted average number of equity shares and common equivalent shares outstanding used in computing diluted earnings per equity share	4,152,051,184	4,144,680,425
Diluted earnings per equity share ()	64.34	63.29
(1)	excludes treasury shares

For the years ended March 31, 2025 and March 31, 2024, there were 13,931 and 1,19,711 options to purchase equity shares which had an anti-dilutive effect.

2.24 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

2.24.1 Contingent liability

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Contingent liabilities :
Claims against the Group, not acknowledged as debts(1)	2,953	3,583
[Amount paid to statutory authorities 4,207 crore (8,754 crore)]

(1)	As at March 31, 2025 and March 31, 2024, claims against the Group not acknowledged as debts in respect of income tax matters amounted to 1,933 crore and 2,794 crore, respectively.

The claims against the Group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of issues of disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes, among others. These matters are pending before various Income Tax Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 4,199 crore and 8,743 crore as at March 31, 2025 and March 31, 2024, respectively.

2.24.2 Legal Proceedings

McCamish Cybersecurity incident

In November 2023, certain systems of Infosys McCamish Systems LLC (“McCamish”), a subsidiary of Infosys BPM Limited (a wholly owned subsidiary of Infosys Limited), were encrypted by ransomware, resulting in the non-availability of certain applications and systems. McCamish initiated its incident response and engaged cybersecurity and other specialists to assist in its investigation of and response to the incident and remediation and restoration of impacted applications and systems. By December 31, 2023, McCamish, with external specialists’ assistance, substantially remediated and restored the affected applications and systems. Actions taken by McCamish included investigative analysis conducted by a third-party cybersecurity firm to determine, among other things, whether and the extent to which company or customer data was subject to unauthorized access or exfiltration. McCamish also engaged a third-party eDiscovery vendor in assessing the extent and nature of such data. McCamish in coordination with its third-party eDiscovery vendor has identified corporate customers and individuals whose information was subject to unauthorized access and exfiltration. McCamish processes personal data on behalf of its corporate customers.

From March 6, 2024 through July 25, 2024, six actions were filed in the U.S. District Court for the Northern District of Georgia against McCamish. The actions arise out of the cybersecurity incident at McCamish initially disclosed on November 3, 2023. All six actions have since been consolidated, and the consolidated class action complaint was filed on November 7, 2024, purportedly on behalf of all persons residing in the United States whose personally identifiable information was compromised in the incident, including all who were sent a notice of the incident. On December 20, 2024, the Court granted the parties’ joint motion to stay proceedings pending the parties’ efforts to resolve the lawsuit through mediation. On March 13, 2025, McCamish and the plaintiffs engaged in mediation, resulting in an in-principle agreement that sets forth the terms of a proposed settlement of the class action lawsuits against McCamish, as well as seven class action lawsuits arising out of the incident that have been filed against McCamish’s customers. Under the settlement terms, McCamish has agreed to pay $17.5 million (approximately 150 crore) into a fund to settle these matters. The agreed terms are subject to finalization of the terms of the settlement agreement, and preliminary and final court approval. If approved, the settlement will resolve all allegations made in the class action lawsuits without admission of any liability. McCamish has recorded an accrual of $17.5 million (approximately 150 crore) related to the settlement. McCamish has recognized an insurance reimbursement receivable of $17 million (approximately 145 crore) which has been offset against the settlement expense of $17.5 million (approximately 150 crore) in the Statement of Profit and Loss. McCamish may incur additional costs including from indemnities or damages/claims, which are indeterminable at this time.

Others

Apart from legal proceedings and claims arising from the McCamish cybersecurity incident, the Group is subject to legal proceedings and claims which have arisen in the ordinary course of business. The Group’s management reasonably expects that such ordinary course legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.24.3 Commitments

(In crore)

Particulars	As at
	March 31, 2025	March 31, 2024
Estimated amount of contracts remaining to be executed on capital contracts and not provided for (net of advances and deposits)(1)	935	780
Other commitments*	122	79

(1)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment.
*	Uncalled capital pertaining to investments

2.25 RELATED PARTY TRANSACTIONS

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2025	March 31, 2024
Infosys Technologies (China) Co. Limited (Infosys China)(1)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)(1)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)(1)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)(1)	China	100%	100%
EdgeVerve Systems Limited (EdgeVerve)(1)	India	100%	100%
Infosys Austria GmbH(1)	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(1)(35)	India	–	100%
Infosys Chile SpA(1)	Chile	100%	100%
Infosys Arabia Limited(2)(20)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys Luxembourg S.a.r.l(1)	Luxembourg	100%	100%
Infosys Americas Inc. (Infosys Americas)(1)(23)	U.S.	–	–
Infosys Consulting S.R.L.(2)	Argentina	100%	100%
Infosys Romania S.r.l. (formerly Infosys Consulting S.R.L. (Romania))(1)	Romania	100%	100%
Infosys Limited Bulgaria EOOD(1)	Bulgaria	100%	100%
Infosys Turkey Bilgi Teknolojileri Limited Sirketi(1)	Turkey	100%	100%
Infosys Germany Holding Gmbh(1)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)	Germany	100%	100%
Infosys Green Forum(1)	India	100%	100%
Infosys Business Solutions LLC(1)	Qatar	100%	100%
WongDoody Inc. (1)(37)	U.S.	–	100%
IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited (“Danske IT”)) (1)(25)	India	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)(1)	U.S.	100%	100%
Infosys Public Services Canada Inc. (11)	Canada	100%	100%
Infosys BPM Limited(1)	India	100%	100%
Infosys BPM UK Limited(3)	U.K.	100%	100%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	100%
Infosys Poland Sp z.o.o(3)	Poland	100%	100%
Infosys McCamish Systems LLC(3)	U.S.	100%	100%
Portland Group Pty Ltd(3)	Australia	100%	100%
Infosys BPO Americas LLC.(3)	U.S.	100%	100%
Infosys BPM Canada Inc (3)(24)(29)	Canada	–	–
Panaya Inc. (Panaya)(1)	U.S.	100%	100%
Panaya Ltd.(4)	Israel	100%	100%
Panaya Germany GmbH (4)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(1)(20)	U.K.	100%	100%
Brilliant Basics Limited (5)(20)	U.K.	100%	100%
Infosys Consulting Holding AG (1)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
GuideVision s.r.o.(7)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(8)	Germany	100%	100%
GuideVision Suomi Oy(8)	Finland	100%	100%
GuideVision Magyarország Kft(8)	Hungary	100%	100%
GuideVision Polska Sp. z.o.o(8)	Poland	100%	100%
GuideVision UK Ltd(8)(20)	U.K.	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)(1)	U.S.	100%	100%
Outbox systems Inc. dba Simplus (US)(9)(38)	U.S.	–	100%
Simplus ANZ Pty Ltd.(9)	Australia	100%	100%
Simplus Australia Pty Ltd(10)	Australia	100%	100%
Simplus Philippines, Inc.(9)	Philippines	100%	100%
Kaleidoscope Animations, Inc.(9)(38)	U.S.	–	100%
Kaleidoscope Prototyping LLC(17)(27)	U.S.	–	–
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(9)(38)	U.S.	–	100%
Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)(1)	Singapore	100%	100%
Infosys Financial Services GmbH. (formerly Panaya GmbH) (12)	Germany	100%	100%
Infosys South Africa (Pty) Ltd(12)	South Africa	100%	100%
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(12)	Malaysia	100%	100%
Infosys Middle East FZ LLC (12)	Dubai	100%	100%
Infosys Norway (12)	Norway	100%	100%
Infosys Compaz Pte. Ltd (13)	Singapore	60%	60%
HIPUS Co., Ltd(13)	Japan	81%	81%
Fluido Oy (12)	Finland	100%	100%
Fluido Sweden AB (14)	Sweden	100%	100%
Fluido Norway A/S(14)	Norway	100%	100%
Fluido Denmark A/S(14)	Denmark	100%	100%
Fluido Slovakia s.r.o(14)	Slovakia	100%	100%
Infosys Fluido UK, Ltd.(14)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(15)	Ireland	100%	100%
Stater N.V.(13)	The Netherlands	75%	75%
Stater Nederland B.V.(16)	The Netherlands	75%	75%
Stater XXL B.V.(16)	The Netherlands	75%	75%
HypoCasso B.V.(16)	The Netherlands	75%	75%
Stater Participations B.V.(28)	The Netherlands	–	–
Stater Belgium N.V./S.A.(16)(28)	Belgium	75%	75%
Stater Gmbh(16)	Germany	75%	75%
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(12)	Germany	100%	100%
Wongdoody Gmbh (formerly known as oddity GmbH) (18)	Germany	100%	100%
WongDoody (Shanghai) Co. Limited (formerly known as oddity (Shanghai) Co., Ltd.) (19)	China	100%	100%
WongDoody limited (Taipei) (formerly known as oddity Limited (Taipei)) (19)	Taiwan	100%	100%
oddity space GmbH (18)(26)	Germany	–	–
oddity jungle GmbH (18)(26)	Germany	–	–
oddity code GmbH (18)(26)	Germany	–	–
WongDoody d.o.o (formerly known as oddity code d.o.o) (19)(26)	Serbia	100%	100%
oddity waves GmbH (18)(26)	Germany	–	–
oddity group services GmbH (18)(26)	Germany	–	–
BASE life science A/S (12)	Denmark	100%	100%
BASE life science AG (21)	Switzerland	100%	100%
BASE life science GmbH (21)	Germany	100%	100%
BASE life science S.A.S (21)	France	100%	100%
BASE life science Ltd. (21)	U.K.	100%	100%
BASE life science S.r.l. (21)	Italy	100%	100%
Innovisor Inc.(21)	U.S.	100%	100%
BASE life science Inc.(21)	U.S.	100%	100%
BASE life science S.L.(21)	Spain	100%	100%
InSemi Technology Services Private Limited (30)	India	100%	100%
Elbrus Labs Private Limited (30)(22)	India	100%	–
Infosys Services (Thailand) Limited (1)(32)	Thailand	100%	–
Infy tech SAS (12)(31)	France	100%	–
in-tech Holding GmbH (33)(39)	Germany	–	–
in-tech GmbH (33)	Germany	100%	–
Friedrich & Wagner Asia Pacific GmbH (33)(39)	Germany	–	–
drivetech Fahrversuch GmbH (33)	Germany	100%	–
ProIT (33)	Romania	100%	–
in-tech Automotive Engineering de R.L. de C.V (33)(20)	Mexico	100%	–
Friedrich Wagner Holding Inc.(33)(20)	U.S.	100%	–
in-tech Automotive Engineering SL (33)	Spain	100%	–
in-tech Automotive Engineering LLC (33)(36)	U.S.	–	–
in-tech Services LLC (33)(36)	U.S.	–	–
in-tech Engineering s.r.o (33)	Czech Republic	100%	–
in-tech Engineering GmbH (33)	Austria	100%	–
in-tech Engineering services S.R.L (33)	Romania	100%	–
in-tech Group Ltd (33)	U.K.	100%	–
In-tech Automotive Engineering Shenyang Co. Ltd (33)	China	100%	–
in-tech Group India Private Ltd (33)	India	–	–
In-tech Automotive Engineering Bejing Co., Ltd (33)	China	100%	–
Blitz 24-893 SE (34)	Germany	100%	–
Infosys Limited SPC (1)(40)	Oman	100%	–
Infosys BPM Netherlands B.V. (3)(41)	The Netherlands	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Wholly-owned subsidiary of Infosys BPM Limited
(4)	Wholly-owned subsidiary of Panaya Inc.
(5)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(6)	Wholly-owned subsidiary of Infosys Consulting Holding AG
(7)	Wholly-owned subsidiary of Infy Consulting Company Limited
(8)	Wholly-owned subsidiary of GuideVision s.r.o.
(9)	Wholly-owned subsidiary of Infosys Nova Holdings LLC
(10)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(11)	Wholly-owned subsidiary of Infosys Public Services, Inc.
(12)	Wholly-owned subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(13)	Majority owned and controlled subsidiary of Infosys Singapore Pte. Ltd. (formerly Infosys Consulting Pte. Ltd.)
(14)	Wholly-owned subsidiary of Fluido Oy
(15)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd.
(16)	Wholly-owned subsidiary of Stater N.V
(17)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(18)	Wholly-owned subsidiary of Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))
(19)	Wholly-owned subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH)
(20)	Under liquidation
(21)	Wholly-owned subsidiary of BASE life science A/S
(22)	Wholly-owned subsidiary of InSemi Technology Services Private Limited
(23)	Liquidated effective July 14, 2023
(24)	Incorporated on August 11, 2023
(25)	On September 1, 2023 Infosys Ltd. acquired 100% of voting interests in IDUNN Information Technology Private Limited (formerly Danske IT and Support Services India Private Limited (“Danske IT”))
(26)	On September 29, 2023, oddity space GmbH, oddity waves GmbH, oddity jungle GmbH, oddity group services GmbH and oddity code GmbH merged into WongDoody GmbH and oddity code d.o.o which was formerly a subsidiary of oddity code Gmbh has become a subsidiary of Wongdoody Gmbh (formerly known as oddity GmbH).
(27)	Kaleidoscope Prototyping LLC, a Wholly-owned subsidiary of Kaleidoscope Animations is liquidated effective November 1, 2023
(28)	On November 24, 2023 Stater Participations B.V (Wholly-owned subsidiary of Stater N.V) merged with Stater N.V and Stater Belgium N.V./S.A which was formerly a wholly owned subsidiary of Stater Participations B.V. became a wholly owned subsidiary of Stater N.V.
(29)	On March 15, 2024 Infosys BPM Canada Inc., a Wholly-owned subsidiary of Infosys BPM Limited got dissolved.
(30)	On May 10, 2024 Infosys Ltd. acquired 100% of voting interests in InSemi Technology Services Private Limited along with its subsidiary Elbrus Labs Private Limited
(31)	Incorporated on July 03, 2024
(32)	Incorporated on July 26, 2024
(33)	On July 17, 2024, Infosys Germany GmbH, a wholly owned subsidiary of Infosys Singapore Pte. Limited, acquired 100% of voting interests in in-tech Holding GmbH along with its subsidiary in-tech GmbH along with its six subsidiaries in-tech Automotive Engineering SL, ProIT, in-tech Automotive Engineering de R.L. de C.V, drivetech Fahrversuch GmbH, Friedrich Wagner Holding Inc along with its two subsidiaries (in-tech Automotive Engineering LLC and in-tech Services LLC) and Friedrich & Wagner Asia Pacific GmbH along with its five subsidiaries in-tech engineering s.r.o, in-tech engineering GmbH, in-tech engineering services S.R.L, in-tech Group Ltd along with its subsidiary (in-tech Group India Private Limited) and In-tech Automotive Engineering Shenyang Co., Ltd along with its subsidiary (In-tech Automotive Engineering Bejing Co., Ltd). Subsequently on September 01, 2024 in-tech Group India Private Limited became a wholly-owned subsidiary of Infosys limited.
(34)	On October 17, 2024, Infosys Singapore Pte Ltd. acquired 100% of voting interests in Blitz 24-893 SE
(35)	Liquidated effective November 14, 2024
(36)	Liquidated effective November 30, 2024
(37)	WongDoody Inc, a wholly-owned subsidiary of Infosys limited merged into Infosys Nova Holdings LLC effective January 1, 2025
(38)	Kaleidoscope Animations, Blue Acorn iCi Inc and Outbox systems Inc. dba Simplus (US) merged into Infosys Nova Holdings LLC effective January 1,2025
(39)	in-tech Holding GmbH and Friedrich & Wagner Asia Pacific GmbH merged into in-tech GmbH effective January 1,2025
(40)	Incorporated on December 12, 2024
(41)	Incorporated on March 20, 2025

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust	India	Controlled trust
Infosys Foundation (1)	India	Trust jointly controlled by KMPs
Refer to Note 2.22 for information on transactions with post-employment benefit plans mentioned above.

(1)	During the year ended March 31, 2025 and March 31, 2024, the Group contributed 434 crore and 408 crore, respectively towards CSR.

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

Non-whole-time Directors

Nandan M. Nilekani

D. Sundaram

Micheal Gibbs

Bobby Parikh

Chitra Nayak

Govind Iyer

Helene Auriol Potier (appointed as independent director effective May 26, 2023)

Nitin Paranjpe (appointed as an additional and independent director effective January 1, 2024)

Uri Levine (retired as independent director effective April 19, 2023)

Executive Officers

Inderpreet Sawhney, Chief Legal Officer and Chief Compliance Officer

Jayesh Sanghrajka (appointed as Chief Financial Officer effective April 1, 2024)

Nilanjan Roy (resigned as Chief Financial Officer of the Company effective March 31, 2024)

Shaji Mathew , Chief Human Resources Officer

Mohit Joshi (resigned as President effective March 11, 2023 and was on leave till June 9, 2023 which was his last date with the Company)

Company Secretary

A.G.S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2025	2024
Salaries and other short term employee benefits to whole-time directors and executive officers (1)(2)	118	113
Commission and other benefits to non-executive/independent directors	19	17
Total	137	130

(1)	Total employee stock compensation expense for the year ended March 31, 2025 and March 31, 2024 includes a charge of 70 crore and 68 crore, respectively, towards key management personnel. (Refer to Note 2.12)
(2)	Does not include post-employment benefits and other long-term benefits based on actuarial valuation as these are done for the Company as a whole.

Additional information pursuant to para 2 of general instructions for the preparation of Consolidated Financial Statements

(In crore)

Name of entity	Net Assets		Share in profit or loss		Share in other comprehensive income		Share in total comprehensive income
	as % age of consolidated net assets	Amount	as % age of consolidated profit or loss	Amount	as % age of consolidated other comprehensive income	Amount	as % age of consolidated total comprehensive income	Amount
Infosys Limited	75.2%	87,332	88.0%	25,568	100.0%	105	88.0%	25,673
Indian Subsidiaries
Infosys BPM Limited	2.8%	3,276	2.7%	773	(3.8%)	(4)	2.6%	769
EdgeVerve Systems Limited (EdgeVerve)	1.5%	1,783	3.8%	1,095	(1.0%)	(1)	3.8%	1,094
Infosys Green Forum	0.3%	304	0.0%	6	0.0%	–	0.0%	6
Danske IT and Support Services India Private Limited (“DIT”)	0.1%	79	0.0%	–	0.0%	–	0.0%	–
Skava Systems Pvt. Ltd. (Skava Systems)	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Elbrus Labs Private Limited	0.0%	4	0.0%	–	0.0%	–	0.0%	–
Insemi Technology Service Private Limited	0.0%	42	(0.0%)	(5)	0.0%	–	(0.0%)	(5)
in-tech Group India Private Ltd,	0.0%	1	0.0%	–	0.0%	–	0.0%	–

Foreign Subsidiaries
Infosys Technologies (China) Co. Limited (Infosys China)	0.6%	706	0.5%	153	0.0%	–	0.5%	153
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	0.5%	548	0.3%	85	0.0%	–	0.3%	85
Infosys Technologies (Sweden) AB. (Infosys Sweden)	0.2%	250	0.2%	56	0.0%	–	0.2%	56
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	0.3%	379	(0.2%)	(72)	0.0%	–	(0.2%)	(72)
Panaya Inc. (Panaya)	0.2%	189	(0.0%)	(8)	0.0%	–	(0.0%)	(8)
Infosys Nova Holdings LLC. (Infosys Nova)	2.6%	2,978	0.3%	89	0.0%	–	0.3%	89
Panaya Ltd	(0.1%)	(161)	0.6%	187	0.0%	–	0.6%	187
Infosys Financial Services GmbH (Formerly known as Panaya Gmbh)	0.0%	4	0.0%	1	0.0%	–	0.0%	1
Infosys Middle East FZ LLC	(0.0%)	(8)	0.0%	3	1.9%	2	0.0%	5
Infosys Chile SpA	0.1%	59	0.1%	22	0.0%	–	0.1%	22
WongDoody, Inc	0.0%	–	0.2%	48	0.0%	–	0.2%	48
Fluido Oy	0.1%	151	0.1%	20	0.0%	–	0.1%	20
Fluido Sweden AB (Extero)	0.1%	78	0.1%	18	0.0%	–	0.1%	18
Fluido Norway A/S	0.1%	66	0.0%	10	0.0%	–	0.0%	10
Fluido Denmark A/S	(0.0%)	(8)	0.0%	7	0.0%	–	0.0%	7
Fluido Slovakia s.r.o	0.0%	7	0.0%	1	0.0%	–	0.0%	1
Infosys Fluido UK Ltd	(0.0%)	(4)	0.0%	10	0.0%	–	0.0%	10
Infosys Fluido Ireland Ltd	0.0%	7	0.0%	3	0.0%	–	0.0%	3
Infosys Consulting Holding AG	0.5%	582	0.5%	147	0.0%	–	0.5%	147
Infosys Management Consulting Pty Ltd	0.1%	72	0.1%	20	0.0%	–	0.1%	20
Infosys Consulting AG	0.1%	162	0.1%	33	3.8%	4	0.1%	37
Infosys Consulting (Belgium) NV	0.0%	–	0.0%	4	0.0%	–	0.0%	4
Infosys Consulting GmbH	0.1%	165	0.1%	33	0.0%	–	0.1%	33
Infosys Singapore Pte. Ltd	5.8%	6,782	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
Infosys Consulting SAS	0.0%	10	0.0%	5	0.0%	–	0.0%	5
Infosys Consulting S.R.L. (Argentina)	(0.0%)	(17)	(0.1%)	(31)	0.0%	–	(0.1%)	(31)
Infosys Austria GMBH	0.0%	3	0.0%	4	0.0%	–	0.0%	4
Infy Consulting B.V.	0.1%	65	0.0%	7	0.0%	–	0.0%	7
Infosys Consulting Ltda	0.1%	167	0.2%	46	0.0%	–	0.2%	46
Infosys Consulting S.R.L.	0.1%	134	0.1%	26	0.0%	–	0.1%	26
Infosys McCamish Systems LLC	1.1%	1,233	0.3%	76	0.0%	–	0.3%	76
Stater N.V.	0.4%	432	0.5%	138	0.0%	–	0.5%	138
Stater Nederland B.V.	0.1%	133	(0.3%)	(78)	0.0%	–	(0.3%)	(78)
Stater XXL B.V.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
HypoCasso B.V.	0.0%	23	0.0%	11	0.0%	–	0.0%	11
Stater Gmbh	(0.1%)	(61)	(0.1%)	(29)	0.0%	–	(0.1%)	(29)
Stater Belgium N.V./S.A.	0.1%	113	0.1%	20	1.0%	1	0.1%	21
Infosys South Africa (Pty) Ltd	0.0%	10	0.0%	–	0.0%	–	0.0%	–
Infosys Limited Bulgaria EOOD	0.0%	13	0.0%	5	0.0%	–	0.0%	5
Kaleidoscope Animations, Inc.	0.0%	–	0.2%	46	0.0%	–	0.2%	46
Blue Acorn iCi Inc (formerly known as Beringer Commerce Inc)	0.0%	–	0.2%	53	0.0%	–	0.2%	53
GuideVision, s.r.o..	0.1%	152	0.1%	41	0.0%	–	0.1%	41
GuideVision Deutschland GmbH	(0.0%)	(9)	0.0%	–	0.0%	–	0.0%	–
GuideVision Suomi Oy	(0.0%)	(3)	(0.0%)	(3)	0.0%	–	(0.0%)	(3)
GuideVision Magyarország Kft.	(0.0%)	(1)	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
GuideVision Polska SP. Z O.O.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
GuideVision UK Ltd	0.0%	2	0.0%	–	0.0%	–	0.0%	–
Infosys Germany Holding Gmbh	0.0%	1	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
Infosys Automotive and Mobility GmbH & Co. KG	(1.1%)	(1,239)	(0.8%)	(240)	1.0%	1	(0.8%)	(239)
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi	0.0%	8	(0.1%)	(23)	0.0%	–	(0.1%)	(23)
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)	3.5%	4,065	(0.2%)	(53)	0.0%	–	(0.2%)	(53)
WongDoody GmbH (formerly known as oddity GmbH )	0.0%	36	(0.1%)	(17)	0.0%	–	(0.1%)	(17)
oddity (Shanghai) Co., Ltd.	0.0%	6	0.0%	1	0.0%	–	0.0%	1
oddity Limited(Taipei)	0.0%	1	0.0%	1	0.0%	–	0.0%	1
Wongdoody D.O.O	0.0%	6	0.0%	1	0.0%	–	0.0%	1
Infosys Business Solutions LLC	0.0%	48	0.1%	16	0.0%	–	0.1%	16
Panaya Germany GmbH	(0.0%)	(1)	0.0%	1	0.0%	–	0.0%	1
Infosys Arabia Limited	0.0%	4	0.0%	–	0.0%	–	0.0%	–
Infosys Norway	0.0%	1	0.0%	–	0.0%	–	0.0%	–
Outbox systems Inc. dba Simplus (US)	0.0%	–	0.1%	34	0.0%	–	0.1%	34
Simplus Australia Pty Ltd	0.0%	16	0.0%	12	0.0%	–	0.0%	12
Simplus Philippines, Inc.	0.0%	19	0.0%	4	0.0%	–	0.0%	4
Simplus ANZ Pty Ltd.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
BASE life science AG	(0.0%)	(3)	(0.1%)	(28)	(2.9%)	(3)	(0.1%)	(31)
BASE life science GmbH	(0.0%)	(1)	0.0%	3	0.0%	–	0.0%	3
BASE life science A/S	0.0%	10	(0.3%)	(80)	0.0%	–	(0.3%)	(80)
BASE life science S.A.S	0.0%	2	0.0%	2	0.0%	–	0.0%	2
BASE life science Ltd.	0.0%	8	0.0%	3	0.0%	–	0.0%	3
BASE life science S.r.l.	(0.0%)	(1)	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
Innovisor Inc.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
BASE life science Inc.	(0.0%)	(2)	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
BASE life science S.L.	0.0%	12	0.0%	5	0.0%	–	0.0%	5
Infosys Public Services, Inc. USA (Infosys Public Services)	1.5%	1,745	1.2%	338	0.0%	–	1.2%	338
Infosys Luxembourg S.a.r.l	0.0%	57	0.1%	17	0.0%	–	0.1%	17
Infosys Compaz PTE Ltd	0.3%	303	0.3%	87	0.0%	–	0.3%	87
Infy Consulting Company Limited	0.3%	334	0.3%	75	0.0%	–	0.3%	75
Infosys Poland Sp. Z.o.o	1.1%	1,227	0.5%	145	0.0%	–	0.5%	145
Portland Group Pty Ltd	0.0%	50	0.0%	–	0.0%	–	0.0%	–
Infosys BPO Americas LLC	0.1%	96	0.1%	18	0.0%	–	0.1%	18
Infosys (Czech Republic) Limited s.r.o.	0.1%	103	(0.0%)	(9)	0.0%	–	(0.0%)	(9)
HIPUS Co., Ltd	0.1%	149	0.1%	31	0.0%	–	0.1%	31
Global Enterprise International (Malaysia) Sdn. Bhd.	0.0%	25	0.0%	8	0.0%	–	0.0%	8
Infosys BPM UK Limited	0.0%	22	0.0%	–	0.0%	–	0.0%	–
Infosys Public Services Canada Inc.	0.0%	31	0.0%	7	0.0%	–	0.0%	7
Brilliant Basics Holdings Limited	0.1%	70	0.0%	1	0.0%	–	0.0%	1
Brilliant Basics Limited	0.0%	1	0.0%	–	0.0%	–	0.0%	–
Infy tech SAS	0.0%	–	0.0%	–	0.0%	–	0.0%	–
In-tech Automotive Engineering Shenyang Co. Ltd	0.0%	11	0.0%	2	0.0%	–	0.0%	2
In-tech Automotive Engineering Bejing Co., Ltd	0.0%	9	0.0%	1	0.0%	–	0.0%	1
in-tech Holding GmbH	0.1%	83	0.0%	5	0.0%	–	0.0%	5
in-tech GmbH	0.4%	471	0.1%	21	0.0%	–	0.1%	21
drivetech Fahrversuch GmbH	0.0%	6	0.0%	2	0.0%	–	0.0%	2
Friedrich & Wagner Asia Pacific GmbH	0.0%	–	0.0%	10	0.0%	–	0.0%	10
ProIT,S.R.L	0.0%	19	0.0%	3	0.0%	–	0.0%	3
in-tech Engineering services S.R.L, RO	0.0%	7	0.0%	1	0.0%	–	0.0%	1
in-tech Automotive Engineering SL	(0.0%)	(4)	0.0%	–	0.0%	–	0.0%	–
in-tech Engineering GmbH, Austria	0.0%	9	0.0%	3	0.0%	–	0.0%	3
in-tech Automotive Engineering LLC	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Friedrich & Wagner Holding Inc.	(0.0%)	(2)	(0.0%)	(1)	0.0%	–	(0.0%)	(1)
in-tech Services LLC	0.0%	–	0.0%	–	0.0%	–	0.0%	–
in-tech Automotive Engineering de R.L. de C.V	0.0%	–	0.0%	–	0.0%	–	0.0%	–
in-tech Engineering s.r.o	0.0%	12	0.0%	2	0.0%	–	0.0%	2
in-tech Group Ltd	0.0%	7	0.0%	13	0.0%	–	0.0%	13
Blue Acorn Llc	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Blitz 24-893 SE	0.0%	1	0.0%	–	0.0%	–	0.0%	–
Infosys Services (Thailand) Limited	0.0%	10	(0.0%)	(2)	0.0%	–	(0.0%)	(2)
WongDoody Holding Inc.	0.0%	–	0.0%	–	0.0%	–	0.0%	–
Subtotal	100.0%	116,072	100.0%	29,059	100.0%	105	100.0%	29,164
Adjustment arising out of consolidation		(20,129)		(2,328)		349		(1,979)
Controlled Trusts		(125)		(18)		–		(18)
		95,818		26,713		454		27,167
Non-controlling Interests		385		37		5		42
Total		96,203		26,750		459		27,209

2.26 SEGMENT REPORTING

Ind AS 108, Operating segments, establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.18 Revenue from operations.

Business Segments

Year ended March 31, 2025 and March 31, 2024:

(In crore)

Particulars	Financial Services (1)	Retail (2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi-Tech	Life Sciences (4)	All other segments (5)	Total
Revenue from operations	45,175	22,059	19,108	21,710	25,207	13,090	11,831	4,810	162,990
	42,158	22,504	17,991	20,035	22,298	12,411	11,515	4,758	153,670
Identifiable operating expenses	25,871	10,931	12,420	11,882	16,167	7,592	7,166	2,986	95,015
	24,782	11,704	11,071	10,838	14,596	7,232	6,716	2,938	89,877
Allocated expenses	8,205	3,995	3,347	3,731	4,184	2,278	2,002	997	28,739
	8,052	3,918	3,232	3,674	3,505	2,026	1,901	1,060	27,368
Segment operating income	11,099	7,133	3,341	6,097	4,856	3,220	2,663	827	39,236
	9,324	6,882	3,688	5,523	4,197	3,153	2,898	760	36,425
Unallocable expenses									4,812
									4,678
Other income, net									3,600
									4,711
Finance cost									416
									470
Profit before tax									37,608
									35,988
Income tax expense									10,858
									9,740
Net Profit									26,750
									26,248
Depreciation and amortization expense									4,812
									4,678
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2025 and March 31, 2024, respectively.

2.27 FUNCTION WISE CLASSIFICATION OF CONSOLIDATED STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2025	2024
Revenue from operations	2.18	162,990	153,670
Cost of Sales		113,347	107,413
Gross profit		49,643	46,257
Operating expenses
Selling and marketing expenses		7,588	6,973
General and administration expenses		7,631	7,537
Total operating expenses		15,219	14,510
Operating profit		34,424	31,747
Other income, net	2.19	3,600	4,711
Finance cost		416	470
Profit before tax		37,608	35,988
Tax expense:
Current tax	2.17	12,130	8,390
Deferred tax	2.17	(1,272)	1,350
Profit for the period		26,750	26,248
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.22	(92)	120
Equity instruments through other comprehensive income, net	2.5	19	19
		(73)	139
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11	(24)	11
Exchange differences on translation of foreign operations, net		357	226
Fair value changes on investments, net	2.5	199	144
		532	381
Total other comprehensive income / (loss), net of tax		459	520
Total comprehensive income for the period		27,209	26,768
Profit attributable to:
Owners of the Company		26,713	26,233
Non-controlling interests		37	15
		26,750	26,248
Total comprehensive income attributable to:
Owners of the Company		27,167	26,754
Non-controlling interests		42	14
		27,209	26,768

for and on behalf of the Board of Directors of Infosys Limited

	Nandan M. Nilekani Chairman DIN: 00041245	Salil Parekh Chief Executive Officer and Managing Director DIN: 01876159	Bobby Parikh Director DIN: 00019437

Bengaluru April 17, 2025	Jayesh Sanghrajka Chief Financial Officer	A.G.S. Manikantha Company Secretary Membership No. A21918